Form 10KSB, Exhibit 13
period 2005-12-31
CLARKSTON FINANCIAL CORP
filed 2006-03-24
CIK 1068366

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CORPORATION’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

        This report includes “forward-looking statements” as that term is used in the securities laws. All statements regarding the Corporation’s expected financial position, business and strategies are forward-looking statements. In addition, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends,” and similar expressions, as they relate to the Corporation and its management, are intended to identify forward-looking statements. The presentation and discussion of the provision and allowance for loan and lease losses, determining the fair value of securities and other financial instruments, the valuation of mortgage servicing rights and statements concerning future profitability or future growth or increases, are examples of inherently forward looking statements in that they involve judgments and statements of belief as to the outcome of future events. The Corporation’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the Corporation’s operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Corporation’s market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Corporation and its business, including additional factors that could materially affect the Corporation’s financial results, is included in its filings with the Securities and Exchange Commission.

        The following section presents additional information to assess the financial condition and results of operations of the Corporation and our banks. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this Appendix.

Overview

Clarkston Financial Corporation (the “Corporation”, “us” or “we”) is a Michigan corporation incorporated on May 18, 1998. The Corporation is the bank holding company for Clarkston State Bank (“CSB”) and Huron Valley State Bank (“HVSB”) (collectively the “Banks”). CSB commenced operations on January 4, 1999, and HVSB commenced operations on August 15, 2005. The Banks are chartered by the State of Michigan with depository accounts insured by the Federal Deposit Insurance Corporation. As such, our primary business is concentrated in a single industry segment — commercial banking. The Banks provide a full range of banking services to individuals, commercial businesses and industries located in their service areas. The Banks maintain diversified loan portfolios, including loans to individuals for home mortgages, automobiles and personal expenditures, and loans to business enterprises for current operations and expansion. The Banks also offer a variety of deposit products, including checking accounts, savings accounts, money market accounts, individual retirement accounts and certificates of deposit.

The principal markets for financial services provided are in northern Oakland County communities in which the Banks are located and the areas immediately surrounding these communities. The Banks serve these markets through 7 locations in or near their communities. The Banks do not have any material foreign assets or income.

Our principal source of revenue is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 77.4% of total revenue in 2005 compared to 72.0% in 2004. Interest and fees on loans increased in the current year as a result of growth in the loan portfolio. This growth in the loan portfolio is due in part to the addition of HVSB and also to continued growth in CSB’s loan portfolio. The increase in revenue share for loans came at the expense of interest from investments, which decreased to 15.4% in 2005 from 19.9% in 2004. Service fees on deposit accounts declined slightly from 8.0% to 7.1% in 2004 and 2005, respectively. This decrease in revenue share was due to faster growth in other revenue sources, as the deposit fee income as a % of checking accounts increased slightly from 2.2% in 2004 to 2.6% in 2005.

The formation of HVSB in 2005 was a significant event for Clarkston Financial Corporation. We own 55% of the outstanding shares of common stock of HVSB. The remaining 45% is owned by private investors. We expect to recognize operating losses from HVSB in the near term as the Bank grows out of the denovo stage.

Critical Accounting Policies

Allowance for Loan Losses — The allowance for loan losses for each Bank is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management of that Bank believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based on management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific components relate to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the profitability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons of the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Stock Compensation Plans – We apply the provisions of APB Opinion No. 25, Accounting for Stock-based Compensation, accounting for all employee stock option grants using the intrinsic value method. Compensation expense in the pro forma disclosures is not indicative of future amounts, as options vest over several years and additional grants may be made each year.

Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the income statement based on their fair values. Prior to SFAS 123R, only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R will apply to awards granted or modified after January 1, 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The future effect of the adoption of the new accounting principle on results of operations will depend on the level of future option grants, the vesting period for those grants, and the fair value of the options granted at such future date. There are no existing options that are scheduled to vest subsequent to the adoption date, therefore no additional expense is anticipated.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 carries forward the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Under this Statement, every voluntary change in accounting principle requires retrospective application to prior periods’ financial statements, unless it is impracticable. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, although earlier application is permitted for changes and corrections made in fiscal years beginning after June 1, 2005. The Corporation expects no significant effect on its financial statements as a result of the adoption of this Statement.

Off Balance Sheet Transactions

        Other than unfunded loan commitments and standby letters of credit there are no off balance sheet commitments. The Banks do not syndicate loans, have not sold loan participations under an agreement to repurchase and are not obligated to assume any liability not noted in their respective balance sheets. The Corporation’s borrowings contain no loan agreement covenants or conditions that will restrict its growth or ability to manage its assets. Clarkston State Bank has arranged for liquidity lines of credit with two lenders, one commercial bank and the Federal Reserve Bank of Chicago. Moreover, Clarkston State Bank is a member of the Federal Home Loan Bank of Indianapolis, further providing access to lower interest bearing funds as needed.

Financial Condition

        Summary. Our total assets increased to $195.6 million at December 31, 2005, from $163.4 million at December 31, 2004, an increase of $32.2 million, or 19.7%. Approximately 40% of the growth in total assets can be attributed to HVSB, which opened for business in the third quarter of 2005. HVSB’s initial equity was $8.2 million, of which CFC contributed $4.5 million. As discussed below, all major categories of assets showed growth over 2004 and the growth in assets was funded primarily with deposits. We anticipate that our assets will continue to grow in 2006.

        Cash and Cash Equivalents. Cash and cash equivalents, which include federal funds sold and short term investments, increased $4.2 million, or 107.7%, to $8.1 million at December 31, 2005, from $3.9 million at December 31, 2004. This increase is primarily due to HVSB’s equity not yet being deployed into higher yielding loans. The cash and equivalent balances are anticipated to decrease in the near term as those amounts will be used to fund growth in the loan portfolio.

        Securities. Our securities held at December 31, 2005, totaled $49.0 million compared to $44.4 million at December 31, 2004, an increase of $4.6 million, or 10.4%. All securities are classified as “Available for Sale” and may be sold to meet our liquidity needs. The primary objective of our investment activity is to provide for the safety of the principal invested. Secondary considerations include earnings, liquidity and overall exposure to changes in interest rates. It has been the policy and practice to accept very little credit risk in the investment portfolio in compliance with our primary investment objective. Excluding investments in U.S. Treasury and U.S. Government Agency Securities, there were no investments in securities of any one issuer, which exceeded 10% of shareholders’ equity.

Securities Available for Sale Portfolio at Carrying Value (in thousands)

	Year Ended December 31
	2005	2004	2003
U.S. Treasury and U.S. Government Agencies	$ 7,781	$ 3,013	$ 2,007
Mortgage-backed securities	27,384	23,098	22,962
Municipal bonds	10,419	14,791	18,659
Collateralized Mortgage Obligations	3,398	3,482	5,436

Total	$48,982	$44,384	$49,064

The following table presents the maturity schedule of securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2005 (000‘s omitted):

	Within One Year		After One but Within Five Years		After Five but within Ten		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and
U.S. Government Agencies	$ 991	3.50%	$ 3,916	4.37%	$ 2,874	5.05%	$ -		$ 7,781	4.51%
Mortgage-backed securities	-	4.33%	24,030	4.29%	3,354	4.02%	-		27,384	4.26%
Municipal bonds	-	4.33%	3,565	4.23%	5,898	4.87%	956	5.39%	10,419	4.70%
Collateralized Mortgage Obligations	-	4.33%	3,398	4.18%	-		-		3,398	4.18%

Total	$ 991		$ 34,909		$ 12,126		$ 956		$ 48,982

Maturity information does not incorporate any call provisions that the various securities may contain. An analysis of the amortized cost and estimated fair market value of the investment portfolio is contained in Note 2 to the Corporation’s Consolidated Financial Statements.

        The Loan Portfolio. Both of our subsidiary banks are located in high growth Northern Oakland County. Loans outstanding grew by $20.7 million, or 18.7% for the period from December 31, 2004 to December 31, 2005. Approximately $3.1 million of this growth was from Huron Valley State Bank. Commercial real estate loans continue to comprise the largest portion of the portfolio, growing from $57.3 million at December 31, 2004 to $62.8 million at December 31, 2005, an increase of $14.5 million, or 9.6%. The remainder of the increase in the loan portfolio was in real estate construction loans, which increased $13.3 million, or 85.8% to a balance of $28.8 million at December 31, 2005 from $15.5 million at December 31, 2004, and commercial loans which increased $1.4 million, or 6.0% from December 31, 2004 to December 31, 2005. Management is hopeful that the increase in construction lending will lead to additional, longer-term commercial real estate loans as the projects are completed, or fee income from the sale of end mortgage loans as it relates to residential construction loans. Loan growth for the year was slightly behind projected amounts and the growth projections for 2006 are lower than the levels historically seen due primarily to economic conditions and a very competitive environment in the banks’ primary markets.

Loan Portfolio Composition (in thousands of dollars)

	Year Ended December 31
	2005		2004		2003
	Amount	%	Amount	%	Amount	%
Commercial	$ 24,316	18.2%	$ 22,910	20.5%	$ 24,308	28.9%
Real Estate
Commercial	62,776	47.0	57,266	51.1	27,020	32.1
Residential	15,290	11.4	13,441	12.0	14,224	16.9
Construction	28,764	21.5	15,492	13.8	15,111	18.0
Consumer	2,398	1.8	2,997	2.6	3,389	4.0

Total Loans	133,544	100.0%	112,186	100.0%	84,052	100.0%

Less:
Allowance for Loan Losses	(1,930)		(1,280)		(1,092)

Total Loans Receivable, Net	$ 131,614		$ 110,906		$ 82,960

Maturities and Sensitivities of Loans to Changes in Interest Rates (in thousands of dollars)

        The following table shows the amount of total loans out standing as of December 31, 2005 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

	Maturing
	Within one Year	After one but Within Five Years	After five years	Total
Commercial	$ 15,811	$ 7,983	$ 522	$ 24,316
Real Estate
Commercial	12,684	47,660	2,432	62,776
Residential	11,807	2,820	663	15,290
Construction	25,897	2,867	-	28,764
Consumer	449	1,255	694	2,398

Totals	$ 66,648	$ 62,585	$ 4,311	$ 133,544

        Below is a schedule of the loan amounts maturing or repricing and are classified according to their sensitivity to changes in interest rates.

	Interest Sensitivity
	(in thousands of dollars)
	Fixed Rate	Variable Rate	Total
Due within three months	$ 4,780	$ 54,464	$ 59,244
Due after three months within 1 year	4,992	2,412	7,404
Due after one but within five years	59,855	2,730	62,585
Due after five years	4,311	-	4,311

Total	$ 73,938	$ 59,606	$ 133,544

        Non-Performing Assets. Non-performing assets consist of nonperforming, foreclosed, restructured and non-accrual loans.

        Loan performance is reviewed regularly by external loan review specialists, loan officers, and senior management to assure that policies are being followed and loan quality standards are being maintained. Whenever reasonable doubt exists concerning the collectibility of interest or principal as well as collateral position on a loan, that loan will be placed in non-accrual status. Any interest previously accrued but not collected at that time will be reversed and charged against current earnings. We are not aware of any recommendations by regulatory agencies, which, if implemented, would have a material impact on our liquidity, capital or operations.

        The following table sets forth information with respect to the Corporation’s non-performing assets for the respective years ending December 31 (dollars in thousands):

	2005	2004	2003
Loans accounted for on a non-accrual basis	$ 1,066	$ 0	$ 0
Accruing loans that are contractually past due
90 days or more as to interest or principal payments	1,413	532	0

Total non-perfoming loans	2,479	0	0
Repossessed assets	205	0	0

Total non-performing assets	$ 2,684	$ 532	$ 0

Non-performing loans as a percent of total loans	1.86%	0.47%	0.00%
Loans past due 90 days or more still accruing as a percent of total loans	1.06%	0.47%	0.00%
Non-performing assets as a percent of total assets	1.37%	0.33%	0.00%
Non-performing loans as a percent of the loan loss reserve	128.45%	41.56%	0.00%

The non-accrual balance above is primarily made up of 3 relationships which are adequately reserved for. Approximately 60% of the non-accrual loan balance is made up of 1 credit which is 100% reserved. No further expenses are anticipated for this or the other loans currently on non-accrual status. The other loans 90 days or more past due are all well secured and management does not anticipate any further expense specifically relating to these credits. The repossessed assets are related primarily to 2 of the commercial credits which were charged-off during 2005. We anticipate that the liquidation of these items will take place during 2006. The balance is made up of 1 residential property and various machinery.

During 2005 a new senior lender was added at Clarkston State Bank who has a very strong credit background. Additionally, a dedicated individual was hired to deal with problem credits. This individual has significant experience with workout situations and provides needed expertise to minimize the Bank’s losses related to problem credits. Also, the loan policy is in the process of being updated to enhance the monitoring and credit quality functions.

Loan Loss Experience (in thousands)

        The following table summarizes changes in the allowance for credit losses arising from additions to the allowance which have been charged to expense, selected ratios, and the allocation of the allowance for credit losses.

	Amount as of December 31,
	2005	2004	2003
Total loans at year end	$ 133,544	$ 112,186	$ 84,052
Average daily balances of loans for the year	128,208	96,045	75,761
Allowance for credit losses at beginning of period	1,280	1,092	696

Loan charge-offs during the period
Commercial	644	200	100
Real Estate
Commercial	0	0	0
Residential	0	0	0
Construction	0	0	0
Consumer	76	54	44

Total charge-offs	720	254	144

Loan recoveries during the period
Commercial	2	0	43
Real Estate
Commercial	0	0	0
Residential	0	0	0
Construction	0	0	0
Consumer	1	112	1

Total recoveries	3	112	44

Net recoveries/(charge-offs)	(717)	(142)	(100)

Provision charged to expense	1,367	330	496

Allowance for credit losses at end of period	1,930	1,280	1,092

Ratio of net recoveries/(charge-offs) during the
period to loans outstanding at year-end	(0.54%)	(0.13%)	(0.12%)

Allowance for loan losses to loans outstanding
at year-end	1.45%	1.14%	1.30%

Allocation of the Allowance for Loan Losses (in thousands)

	Year Ended December 31
	2005		2004		2003
	Allowance Amount	% of each category to total loans	Allowance Amount	% of each category to total loans	Allowance Amount	% of each category to total loans
Commercial	$ 468	0.35%	$ 380	0.34%	$ 980	1.17%
Real Estate
Commercial	162	0.13	488	0.43	74	0.09
Residential	439	0.33	203	0.18	74	0.09
Construction	712	0.53	171	0.15	74	0.09
Consumer	109	0.08	39	0.03	26	0.03
Unallocated	40	0.03	0	0.00	12	0.01

Total	$ 1,930	1.45%	$ 1,280	1.14%	$ 1,092	1.30%

        The above allocations are not intended to imply limitations on the usage of the allowance. The entire allowance is available for any future loans without regard to loan type.

Allowance for Loan Losses

        The allowance for loan losses as of December 31, 2005 was $1.9 million representing approximately 1.45% of gross loans outstanding and at December 31, 2004, was $1.3 million, which represented approximately 1.14% of gross loans outstanding at that time. The large growth in the construction portfolio necessitated a significant increase in the amount of allowance allocated to that portfolio as shown in the table below. This was caused in large part by the use of a new methodology for calculating the allowance for loan loss. Historically, given CSB’s relatively short history, peer data was used to develop the historical charge-off rates. Beginning in 2005, in portfolios where there has been historical loss, CSB’s own history is being used. In portfolios in which CSB has never experienced a loss, the peer rates are still being used. The overall level of the allowance is also elevated due to one large non-accrual credit being fully reserved at the end of the year. We anticipate resolution of this credit during 2006 at which time the charge-off of this loan will reduce the allowance. Additionally, management enhanced the analysis of the allowance for loan loss during the current year, which caused some of the other shifts in the amounts or reserves allocated to the individual portfolios, particularly within the real estate portfolio.

        Clarkston State Bank experienced its first material credit losses in six years of operations during the year ended December 31, 2005. As stated above, we consider these charge-offs to be isolated cases and are not indicative of an overall deterioration in the quality of the portfolio taken as a whole. Huron Valley State Bank has not experienced any material credit losses. The allowance for loan losses is maintained at a level management feels is adequate based on internal quarterly assessments, external loan review and other industry standards.

        Management prepares an evaluation comprised of a risk rating system to segregate the loan portfolio by classification and rating. These portfolio metrics are then applied against industry standards, peer data, economic conditions, portfolio composition, historical loss experience as well as collateral position to determine an appropriate allowance for loan losses. This analysis is performed every quarter and is scrutinized by internal auditors as well as senior management for reasonableness.

        The allowance for loan and lease losses represents our estimate of probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio that have been incurred as of the balance sheet date. The allowance for loan and lease losses is maintained at an adequate level through additions to the provision for loan losses. An appropriate level of the risk allocated allowance is determined based on the application of risk percentages to graded loans by categories. Specific reserves are established for individual loans when deemed necessary by management. In addition, management considers other factors when determining the unallocated allowance, including loan quality, changes in the size and character of the loan portfolio, consultation with regulatory authorities, amount of non-performing loans, delinquency trends, economic conditions and industry trends.

        Inherent risks and uncertainties related to the operation of a financial institution require us to rely on estimates, appraisals and evaluations of loans to prepare its financial statements. Changes in economic conditions and the financial prospects of borrowers may result in abrupt changes to the estimates, appraisals or evaluations used. In addition, if actual circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for loan and lease losses may not be sufficient to absorb all future losses, and net income could be significantly impacted.

        Over the past five years the allowance has increased as a result of increased loan production. Due to the lack of seasoning of our portfolio as well as continued soft economic conditions and the problems discussed herein we feel it is prudent to continue to contribute to our loan loss allowance. We expect to continue to grow our loan portfolio and likewise will likely continue to contribute to the allowance. Moreover, it is also expected that the level of loan losses may increase in the future as our portfolio continues to grow and becomes more seasoned. However, we currently feel we have an adequate allowance for loan loss to mitigate any potential losses inherent within the loan portfolio.

        Premises and Equipment. Premises and equipment increased $1.5 million or 62.5% from $2.4 million at December 31, 2004 to $3.9 million at December 31, 2005. Approximately $1.0 million of the increase is due to CSB’s purchase of a piece of land which is planned to be the site of CSB’s sixth branch location, expected to come on line in 2007. No commitments have been entered into with relation to the construction of this branch. The remainder of the increase is due primarily to the equipment and leasehold improvements for Huron Valley State Bank.

        Deposits. Our deposit gathering activities are accomplished through traditional means using our banks’ main offices and Clarkston State Bank’s five branch network as well as competitive pricing and excellent customer service. We offer both business and personal accounts including but not limited to checking, savings, money market and certificates of deposit with an array of different terms. These deposits are gathered from local consumers and businesses within the markets served by our banks. Our competitive pricing and strong customer service has contributed to our strong deposit growth and continues to provide a stable core funding base for our banks. Moreover, we use no brokered deposits outside of our designated market area to assist in funding our banks’ operations.

        As of December 31, 2005, deposits totaled $161.3 million. This represents a 21.0% increase from December 31, 2004 when deposits were $133.3 million. Non-interest bearing demand deposits increased by 19.2% or $3.8 million from $19.8 million at December 31, 2004 to $23.6 million at December 31, 2005. Likewise, interest bearing deposits increased 21.3% to $137.7 million at December 31, 2005, compared to $113.5 million at December 31, 2004. New deposit relationships continue to be a residual benefit of the growth in the commercial loan portfolio. The addition of HVSB and CSB’s fifth branch location, which opened for business in December 2004, have also contributed significantly to the deposit growth.

      Average Daily Deposits (in thousands)

        The following table sets forth the average deposit balances and the weighted average rates paid thereon.

	Average for the Year 2005		Average for the Year 2004		Average for the Year 2003
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
Noninterest bearing demand	$ 24,733	0.00%	$ 18,731	0.00%	$ 16,972	0.00%
MMDA/Savings/NOW	69,454	2.96%	62,827	1.78%	47,751	1.93%
Time	58,118	3.70%	46,341	3.35%	43,864	3.40%

Total Deposits	$ 152,305	2.76%	$ 127,899	2.08%	$ 108,587	2.20%

Maturity Distribution of Time Deposits of $100,000 or More (in thousands)

        The following table summarizes time deposits in amounts greater than $100,000 by time remaining until maturity as of December 31, 2005, 2004, and 2003:

	Year Ended December 31
	2005	2004	2003
Three months or less	$ 8,369	$ 3,924	$ 2,178
Over three months through one year	13,361	9,692	9,925
Over one year	15,938	13,983	12,609

	$ 37,668	$ 27,571	$ 24,712

Minority interest. This balance represents the portion of equity in Huron Valley State Bank that is not owned by Clarkston Financial Corporation. At December 31, 2005, the Corporation owned 55.14% of the outstanding shares in Huron Valley State Bank.

Common Stock/Additional Paid-In Capital. The Corporation’s common stock and paid in capital accounts increased by $3.4 million in the current year as a result of the stock rights offering completed in the 3rd quarter of the year. The rights offering gave every existing shareholder the opportunity to purchase 1 share for every 4 shares owned at a 10% discount to the market value on the date that the offering commenced. The primary purpose of the rights offering was to fund the Corporation’s investment in Huron Valley State Bank without diluting the ownership of our current shareholder base. No other significant changes were seen in these accounts.

Retained Earnings. Consists of retained earnings less any dividends paid to shareholders. As of December 31, 2005, we had retained earnings of $3.6 million as compared to $3.6 million at December 31, 2004. There were no dividends paid to shareholders in 2005 or 2004.

Results of Operations

        Summary of Results. We had a net loss of $24,000 for the year ended December 31, 2005, compared with net income of $1.3 million in 2004. Significant fluctuations from 2004 to 2005 included a $1.0 million, or 19.1%, increase in net interest income before provision for loan loss, a $1.0 million, or 303.0%, increase in provision for loan loss, a $100,000, or 14.0%, increase in other operating income and a $1.9 million, or 47.9% increase in other operating expenses.

Performance Ratios (in thousands, except per share data).

	Year Ended December 31
	2005	2004	2003
Net Income (Loss)	$ (24)	$ 1,277	$ 1,468
Weighted average number of shares outstanding	1,095	1,036	1,029
Basic Income (Loss) per share	$ (0.02)	$ 1.23	$ 1.43
Fully Diluted Income (Loss) per Share	$ (0.02)	$ 1.20	$ 1.41
Earnings ratios:
Return on average assets	(0.01%)	0.84%	1.14%
Return on average equity	(0.18%)	10.96%	14.32%
Average equity to average assets	7.61%	7.65%	7.99%
Dividend payout ratio	0	0	0

        Net Interest Income. Net interest income increased $1.0 million, or 19.1% from $5.2 million at December 31, 2004 to $6.2 million at December 31, 2005. The increase in interest income was caused by the continued growth in the loan portfolio and a rising rate environment. This rising rate environment was also the primary contributor to the increased interest expense, as more than 50% of the interest bearing deposit portfolio is variable rate. This fact coupled with the extremely competitive market for time deposits in the banks’ market caused interest expense to increase faster than interest income during 2005. The Corporation took some steps during the 3rd quarter to slow the increase in the cost of the money market accounts, which mitigated some of the effect of the rising short term rate environment. Additionally, the cost of FHLB advances increased significantly as the rates at the time of maturity of some of our borrowings were much higher than they had been when the advances were initially taken out.

The following schedule presents the average daily balances, interest income, interest expense and average rates earned and paid for our major categories of assets, liabilities, and shareholders’ equity for the periods indicated (dollars in thousands):

	2005			2004			2003
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Assets:
Short term investment	$ 5,581	$ 199	3.57%	$ 6,019	$ 85	1.41%	$ 6,166	$ 67	1.09%
Securities:
Taxable	32,056	1,295	4.04%	25,885	1,008	3.89%	20,448	591	2.89%
Tax-exempt	10,247	337	3.29%	20,181	692	3.43%	22,403	805	3.59%
Loans	128,208	9,183	7.16%	96,045	6,448	6.71%	75,761	5,273	6.96%

Total earning assets/total
interest income	176,092	11,014	6.25%	148,130	8,233	5.56%	124,778	6,736	5.40%
Cash and due from banks	4,191			2,995			2,335
Unrealized Gain (Loss)	(647)			(257)			96
All other assets	4,358			2,527			2,010
Allowance for loan loss	(1,538)			(1,160)			(939)

Total assets	182,456	11,014	6.04%	152,235	8,233	5.41%	128,280	6,736	5.25%
Liabilities and
Stockholders'
Equity
Interest bearing deposits:
MMDA, Savings/NOW
accounts	69,454	2,053	2.96%	62,827	1,121	1.78%	55,623	1,072	1.93%
Time	58,118	2,149	3.70%	46,341	1,554	3.35%	43,864	1,484	3.40%
Fed Funds purchased	673	21	3.12%	14	1	7.14%	93	1	1.08%
FHLB Advances	10,378	360	3.47%	7,236	145	2.00%	0	0	0.00%
Trust preferred securities	11,236	255	6.38%	4,000	175	4.38%	197	9	4.57%

Total interest bearing
liabilities/interest expense	142,623	4,838	3.39%	120,418	2,996	2.49%	99,580	2,566	2.57%
Noninterest bearing deposits	24,733			19,231			16,972
All other liabilities	1,469			939			1,283
Stockholders' Equity:
Unrealized Holding Gain (Loss)	(423)			(89)			63
Common Stock, Surplus,
Retained Earnings	14,054			11,736			10,185

Total liabilities and
stockholders' equity	182,456	4,838	1.97%	152,235	2,996	1.97%	128,280	2,566	2.00%
Interest spread		6,176	2.86%		5,237	3.07%		4,170
Net interest income - FTE		6,176			5,237			4,170
Net Interest Margin as a
Percentage of Average
Earnings Assets - FTE	176,092	6,176	3.51%	148,130	5,237	3.54%	124,778	4,170	3.34%

        Rate / Volume Analysis of Net Interest Income. The following schedule presents the dollar amount of changes in interest income and expense for major components of earning assets and interest-bearing liabilities, distinguishing between changes related to outstanding balances and changes due to interest rates.

	2005 Compared to 2004				2004 Compared to 2003
	Change Due to Rate	Change Due to Volume	Change Due to Mix	Total Change	Change Due to Rate	Change Due to Volume	Change Due to Mix	Total Change
	(in thousands)
Federal funds sold	$ 130	($ 6)	($ 10)	$ 114	$ 20	($ 2)	$ 0	$ 18
Investment securities--taxable	38	240	9	287	205	157	55	417
Investment securities--tax-exempt	(28)	(341)	14	(355)	(37)	(80)	4	(113)
Loans, net of unearned income	431	2,159	145	2,735	(187)	1,412	(50)	1,175

Total interest income	571	2,052	158	2,781	1	1,487	9	1,497

Interest bearing deposits	921	451	155	1,527	(118)	249	(12)	119
Federal Funds purchased	(1)	47	(26)	20	6	(1)	(5)	0
FHLB Advances	106	63	46	215	0	144	0	144

Trust preferred securities	80	0	0	80	0	264	0	264

Total interest expense	1,106	561	175	1,842	(112)	656	(17)	527

Net interest income	$ 491	$ 2,052	$ 158	$ 1,067	$ 116	$ 735	$ 216	$ 1,067

Composition of Average Earning Assets and Interest Bearing Liabilities (dollars in thousands):

	Year Ended December 31, 2005		Year Ended December 31, 2004		Year Ended December 31, 2003
As a percentage of average earning assets
Loans	$ 128,208	72.8%	$ 96,045	64.8%	$ 75,761	60.7%
Other earning assets	47,884	27.2%	52,085	35.2%	49,017	39.3%

Average earning assets	$ 176,092	100.0%	$ 148,130	100.0%	$ 124,778	100.0%

As a percent of average interest bearing
liabilities
Savings and DDA accounts	$ 69,454	48.7%	$ 62,827	52.2%	$ 55,623	55.9%
Time deposits	58,118	40.8%	46,341	38.5%	43,864	44.0%
Other borrowings	15,051	10.5%	11,250	9.3%	93	0.1%
Average interest bearing liabilities	$ 142,623	100.0%	$ 120,418	100.0%	$ 99,580	100.0%

Earning asset ratio	81.0%		97.3%		97.3%

Provision for Loan Loss. The provision for loan losses for the year ended December 31, 2005 was $1.4 million compared to $330,000 at December 31, 2004. As discussed above in the allowance for loan losses section, a small number of commercial relationships warranted either charge-off or large specific reserves in anticipation of charge-off during the current year. It is not anticipated that this level of provision will be required in future periods, as management feels that the credit quality of the portfolio is good, with the exception of the few problems identified during the year.

Non-Interest Income. Other operating income increased from $700,000 in 2004 to $800,000 in 2005, a 14.3% increase. The primary cause of this increase was elevated overdraft and NSF fee income at CSB. A portion of this increase in abuse fees could be attributed to a small number of customers in the first two quarters of the year who resolved their issues later in the year, causing the fee income to drop at that time. The amount of NSF fees in the latter half of the year are more indicative of the anticipated fee income for the future. The remaining items of non-interest income were flat year over year.

Non-Interest Expense. Non-interest expense consists of monthly operating expenses and for the year ended December 31, 2005, was $5.8 million compared with $4.0 million for the year ended December 31, 2004, an increase of $1.8 million, or 45.0%. The main component of non-interest expense is salaries and benefits which totaled $2.9 million for 2005 and $1.9million for 2004 an increase of $1.0 million, or 52.6%. This increase is directly attributable to adding more staff to further support growth, including additional lending personnel, staff at CSB’s fifth branch office and personnel related to the opening of HVSB. Another significant component of operating expense is occupancy expense which increased $340,000, or 66.8%, to $849,000 in 2005 from $509,000 in 2004. This increase is primarily due to increased rents at various locations, a full year of rent at our loan center and the land on which our newest branch sits and rent on HVSB’s main office. Advertising expense increased $124,000, or 81.1% from $153,000 to $277,000. This increase was due to the opening of HVSB and additional marketing costs related to the residential mortgage division. Finally, professional fees saw a $174,000, or 59.4% increase, from $293,000 for 2004 to $467,000 for 2005. The increase in this expense was due mostly to an increase in legal and other fees, primarily associated with the costs of organization and opening of HVSB.

Liquidity and Capital Resources

        We obtained our initial equity capital in an initial public offering of our common stock in November 1998. In December 2003, we completed an offering of $4.0 million of cumulative preferred securities (“Trust Preferred Securities”) to further support our growth.

        In July 2005 we completed a rights offering in which each holder of our common stock as of the June 6, 2005 record date received the right to purchase one additional share of common stock for every four shares held and an opportunity to purchase a limited number of shares above their basic subscription right (the over-subscription privilege). A total of 165,776 shares were purchased in the rights offering, resulting in net proceeds of approximately $2,856,000, which was used to purchase a majority interest in Huron Valley State Bank.

        Also in July 2005 we sold 28,000 shares to an individual investor through the community offering provisions of the rights offering. These shares were sold for $18.00 per share, resulting in net proceeds to us of $504,000.

        Also during 2005, we obtained a line of credit with a third party financial institution secured by our interest in the consolidated subsidiaries in the amount of $10 million. This line of credit is to be used for general corporate purposes and has no specific use identified at this time. As of December 31, 2005, there was no outstanding balance on this line of credit.

        Our cash and equivalents increased $4.2 million, from $3.9 million at December 31, 2004 to $8.1 million at December 31, 2005. The primary sources of this increase in cash were $3.4 million from the above mentioned rights offering, $3.4 million provided by Huron Valley’s minority shareholders, $28.1 million from increased deposit accounts, and operating activities which provided $810,000. The primary uses of funds were increased loan balances of $22.1 million, $5.6 million of net purchases of securities, $2.0 million in net repayments of FHLB advances and $1.8 million of fixed asset purchases.

        We believe that our current capital will provide us with adequate capital to support our expected level of deposit and loan growth and to otherwise meet its capital requirements for the next year. One of the growth strategies we intend to pursue, which could have an effect on our equity and or require additional capital, is growth through acquisition or the start up of additional DeNovo banks.

Capital Resources at December 31, 2005 (in thousands)

	Tier 1 Ratio	Tier 1 Capital Ratio	Total Risk-Based Capital Ratio
Minimum regulatory requirement for
Capital adequacy	4.00%	4.00%	8.00%
Well capitalized regulatory level	5.00%	6.00%	10.00%
Consolidated	12.58%	13.50%	14.82%
CSB	7.62%	9.74%	10.99%
HVSB	62.43%	144.37%	144.97%

Capital Resources at December 31, 2004 (in thousands)

	Tier 1 Ratio	Tier 1 Capital Ratio	Total Risk-Based Capital Ratio
Minimum regulatory requirement for
Capital adequacy	4.00%	4.00%	8.00%
Well capitalized regulatory level	5.00%	6.00%	10.00%
Consolidated	10.06%	13.45%	14.50%
CSB	8.29%	10.98%	12.04%

The following table shows the dollar amounts by which our capital (on a consolidated basis) exceeds current regulatory requirements on a dollar-enumerated basis:

	Tier 1 Leverage	Tier 1 Capital	Total Risk-Based Capital

Consolidated	(in thousands of dollars)
Capital balances at December 31, 2005
Required regulatory capital	$ 6,311	$ 5,879	$11,759
Capital in excess of regulatory minimums	13,539	13,971	10,021

Actual capital balances	$19,850	$19,850	$21,780

Clarkston State Bank
Capital balances at December 31, 2005
Required regulatory capital	$ 7,221	$ 5,645	$11,291
Capital in excess of regulatory minimums	6,532	8,108	4,225

Actual capital balances	$13,753	$13,753	$15,516

Huron Valley State Bank
Capital balances at December 31, 2005
Required regulatory capital	$ 498	$ 215	$ 431
Capital in excess of regulatory minimums	7,273	7,556	7,372

Actual capital balances	$ 7,771	$ 7,771	$ 7,803

        The liquidity of a financial institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits and to take advantage of interest rate market opportunities. Our sources of liquidity include our borrowing capacity with the Federal Home Loan Bank, loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents and various capital resources. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds. We believe our liquidity position is sufficient to meet these needs.

Market Risk Analysis

        Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Clarkston Financial Corporation has no agricultural-related loan assets, and therefore has no significant exposure to changes in commodity prices. As a result, our market risk exposure is mainly comprised of our sensitivity to interest rate risk. Our balance sheet has sensitivity, in various categories of assets and liabilities, to changes in prevailing rates in the U.S. for prime rate, mortgage rates, U.S. Treasury rates and various money market indices. Our asset/liability management process aids us in providing liquidity while maintaining a balance between interest earning assets and interest bearing liabilities.

        We use two interest rate risk measurement techniques in our interest rate risk management. The first is static gap analysis. This measures the difference between the dollar amounts of interest sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates.

        Listed in the table below is our gap position as of December 31, 2005.

Asset / Liability GAP Position for the Year Ended December 31, 2005 (in thousands)

	1 to 3 Months	4 to 12 Months	12 to 60 Months	Over 60 Months	Total
Interest-Earning Assets
Federal Funds sold	$ 4,785	$ 0	$ 0	$ 0	$ 4,785
Investment securities	0	991	34,909	13,082	48,982
Loans	59,244	7,404	62,585	4,311	133,544

Total interest-earning assets	64,029	8,395	97,494	17,393	187,311

Interest Bearing Liabilities
DDA, Money Market and Savings Accounts	0	28,356	38,990	3,545	70,890
Certificates of deposit	16,242	24,704	25,863	0	66,809
Borrowed funds	4,000	3,000	7,200	0	14,200

Total interest-bearing Liabilities	20,242	56,060	72,053	3,545	129,700

Rate sensitivity gap and ratios:
Gap for period	43,787	(47,665)	25,442	13,849
Cumulative gap	43,787	(3,878)	21,564	35,412	35,412
Percentage of cumulative gap
To total assets	22.39%	-1.98%	11.03%	18.11%	18.11%
Cumulative earning assets
To cumulative bearing liabilities	3.16	0.95	1.15	1.23	1.23

        The second measurement tool used, which management places more emphasis on, is cash flow simulation. This tool measures the impact to net interest income given shifts in the Treasury yield curve over a twenty four month time horizon. Many factors are used in this simulation including duration cash flow, maturities, prepayment speeds associated with loans and deposits as well as current economic and market data. Management utilizes this data and shocks the balance sheet under a 100 and 200 basis point rising and falling interest rate scenario in order to help predict the financial impact on our banks’ net interest margin given these changes and or estimates of future market conditions.

        The first step in preparing the simulation is to populate the model with all of the cash flow and current data from the investment, loan and deposit portfolios of our banks. This information along with other balance sheet data are loaded and balanced to create an opening balance sheet or constant rate scenario from which to forecast. Current prepayment and market assumptions are then entered into the model. The model is then shocked under a 100 and 200 basis point rise and fall in interest rates. All of the instruments loaded in the model have different behavior characteristics based on the prospective interest rate shocks. As the behavior of these instruments changes under these scenarios management attempts to predict through this simulation what the positive or negative impact is to net interest income. In addition, other variables besides interest rate changes may have an impact on the financial condition of our banks including, but not limited to, growth of the Corporation, structure of the balance sheet, and economic and competitive factors.

        Listed in the table below are the results of the cash flow simulation under both a rising and falling rate scenario. At the present time, the Bank is asset sensitive. The positive shift in net interest income reflects the shift in income over a twelve-month time horizon. This means that as the interest rate environment changes over this period of time the re-pricing of assets and liabilities is taking place and reflects a positive increase in net interest income.

        The economic value of equity reflects an immediate interest rate shift without any re-pricing activity over a twelve month time horizon. Thus, being asset sensitive the changes in economic value of equity reflect the fact that the Bank’s assets will re-price more quickly than its liabilities, which in a rising rate environment will cause the value of the Bank’s assets to decrease more rapidly than the slower repricing liabilities, therefore reducing the residual, which represents the economic value of the equity.

(dollars in thousands) Changes in Interest Rates	Economic Value Of Equity	Percent Change	Net Interest Income	Percent Change
200 Basis Point Rise	$14,373	(24.04%)	$7,861	3.67%
100 Basis Point Rise	16,805	(11.19%)	7,737	2.03%
Base-Rate Scenario	18,923	-	7,583	-
100 Basis Point Decline	20,729	12.87%	7,500	(1.09%)
200 Basis Point Decline	22,222	17.43%	7,243	(4.48%)

CLARKSTON FINANCIAL CORPORATION

_________________

Consolidated Financial Report

December 31, 2005

	Contents
Report Letter	1

Consolidated Financial Statements

Balance Sheet	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Consolidated Financial Statements	6	-30

Plante & Moran	Plante & Moran, PLLC Suite 500 2601 Cambridge Court Auburn Hills, MI 48326 Tel: 248.375.7100 Fax: 248.375.7101 plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Clarkston Financial Corporation

We have audited the accompanying consolidated balance sheet of Clarkston Financial Corporation as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each year in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarkston Financial Corporation as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
March 13, 2006

Clarkston Financial Corporation

Consolidated Balance Sheet
(000s omitted)

	December 31
	2005	2004

Assets

Cash and cash equivalents:
Cash and due from banks	$ 3,305	$ 1,949
Federal funds sold	4,785	1,916

Total cash and cash equivalents	8,090	3,865

Securities - Available for sale (Note 2)	48,982	44,384

Loans (Note 3)	133,544	112,186
Allowance for possible loan losses (Note 4)	(1,930)	(1,280)

Net loans	131,614	110,906

Banking premises and equipment (Note 5)	3,911	2,395
Interest receivable	893	625
Deferred tax asset (Note 8)	851	384
Other assets	1,235	820

Total assets	$ 195,576	$ 163,379

Liabilities and Stockholders' Equity
Liabilities
Deposits
Noninterest-bearing demand deposits	$ 23,633	$ 19,766
Interest-bearing (Note 6)	137,699	113,500

Total deposits	161,332	133,266

Advances from Federal Home Loan Bank of Indianapolis (Note 7)	10,200	12,200
Junior subordinated debentures held by
unconsolidated subsidiary trust (Note 15)	4,000	4,000
Interest payable and other liabilities	1,493	1,712

Total liabilities	177,025	151,178

Minority interest in consolidated subsidiary	3,420	--

Stockholders' Equity
Common stock - No par value:
Authorized - 10,000,000 shares
Issued and outstanding - 1,245,722 and 1,045,909 shares
at December 31, 2005 and 2004, respectively	6,163	4,444
Paid-in capital	6,163	4,444
Restricted stock--Unearned compensation	(85)	(80)
Retained earnings	3,610	3,634
Accumulated other comprehensive loss	(720)	(241)

Total stockholders' equity	15,131	12,201

Total liabilities and stockholders' equity	$ 195,576	$ 163,379

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

Consolidated Statement of Income
(000s omitted, except per share data)

	Year Ended December 31
	2005	2004	2003
Interest Income
Interest and fees on loans	$ 9,183	$ 6,448	$ 5,273
Interest on investment securities:
Taxable securities	1,295	1,008	591
Tax-exempt securities	337	692	805
Interest on federal funds sold	199	85	67

Total interest income	11,014	8,233	6,736

Interest Expense
Deposits	4,202	2,675	2,556
Borrowings	636	321	10

Total interest expense	4,838	2,996	2,566

Net Interest Income	6,176	5,237	4,170

Provision for Possible Loan Losses (Note 4)	1,367	330	496

Net Interest Income - after provision for possible loan losses	4,809	4,907	3,674

Other Operating Income (Loss)
Service fees on loan and deposit accounts	744	637	473
Gain/(loss) on sale of securities (Note 2)	(1)	(26)	532
Gain on sale of mortgage loans	117	94	128
Other	(14)	12	1

Total other operating income	846	717	1,134

Other Operating Expenses
Salaries and employee benefits (Note 12)	2,947	1,908	1,508
Occupancy (Note 10)	849	509	381
Advertising	277	153	81
Outside processing	371	368	195
Professional fees	467	293	179
Supplies	109	93	89
State taxes	96	73	85
Other	722	572	455

Total other operating expenses	5,838	3,969	2,973

Income (Loss) - Before income taxes and minority interest	(183)	1,655	1,835

Income Tax Expense (Benefit) (Note 8)	(19)	378	367

Income (Loss) - Before minority interest	(164)	1,655	1,835

Minority Interest	(140)	--	--

Net Income (Loss)	$ (24)	$ 1,277	$ 1,468

Income (Loss) per Share of Common Stock (Note 1)
Basic	$ (0.02)	$ 1.23	$ 1.43
Fully diluted	$ (0.02)	$ 1.20	$ 1.41

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

Consolidated Statement of Changes in Stockholders’ Equity
(000s omitted, except per share data)

	Common Stock	Paid-in Capital	Restricted Stock - Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2003	$ 4,311	$ 4,311	$ --	$ 889	$ 247	$ 9,758

Issuance of stock	46	46	--	--	--	92
Issuance of restricted stock	19	19	(38)	--	--	--
Recognition of compensation
For restricted stock award	--	--	9	--	--	9
Comprehensive income:
Net income	--	--	--	1,468	--	1,468
Change in unrealized gain on
Securities available for sale
- Net of tax effect of $(49)	--	--	--	--	(95)	(95)

Net comprehensive income						1,373

Balance - December 31, 2003	4,376	4,376	(29)	2,357	152	11,232

Issuance of stock	25	25	--	--	--	50
Issuance of restricted stock	43	43	(86)	--	--	--
Recognition of compensation
For restricted stock award	--	--	35	--	--	35
Comprehensive income:
Net income	--	--	--	1,277	--	1,277
Change in unrealized loss on
securities available for sale
- Net of tax effect of $(202)	--	--	--	--	(393)	(393)
Net comprehensive income
						884

Balance - December 31, 2004	4,444	4,444	(80)	3,634	(241)	12,201

Issuance of stock	1,691	1,691	--	--	--	3,382
Issuance of restricted stock	28	28	(56)	--	--	--
Recognition of compensation
for restricted stock award	--	--	51	--	--	51
Comprehensive income:
Net loss	--	--	--	(24)	--	(24)
Change in unrealized gain on
securities available for sale
- Net of tax effect of $(247)	--	--	--	--	(479)	(479)
Net comprehensive loss						(503)

Balance - December 31, 2005	$ 6,163	$ 6,163	$ (85)	$ 3,610	$ (720)	$ 15,131

Book value per share is $12.21, $11.67, and $10.81 at December 31, 2005, 2004 and 2003, respectively.

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

Consolidated Statement of Cash Flows
(000s omitted)

	Year Ended December 31
	2005	2004	2003
Cash Flows from Operating Activities
Net income (loss)	$ (24)	$ 1,277	$ 1,468
Adjustments to reconcile net income (loss) to net cash
from operating activities:
Depreciation and amortization	297	159	153
Provision for loan losses	1,367	330	496
Amortization (accretion) of securities	240	327	649
Recognition of compensation for restricted stock award	51	35	9
Deferred taxes	(220)	42	(130)
Loss on sale of fixed assets	--	--	64
Gain on sale of available-for-sale securities	(9)	(157)	(755)
Loss on sale of available-for-sale securities	10	182	223
(Increase) decrease in interest receivable	(268)	12	(82)
(Increase) decrease in other assets	(415)	(448)	(315)
Increase (decrease) in interest payable and other
liabilities	(219)	970	88

Net cash provided by operating activities	810	2,729	1,868

Cash Flows from Investing Activities
Purchase of securities available for sale	(18,545)	(34,090)	(52,267)
Proceeds from sale of available-for-sale securities	12,980	37,823	57,685
Proceeds from sales and maturities of held-to-maturity securities	--	--	--
Purchase of held-to-maturity investment securities	--	--	--
Premises and equipment expenditures	(1,813)	(1,127)	(223)
Net increase in loans	(22,075)	(28,275)	(29,430)

Net cash used in investing activities	(29,453)	(25,669)	(24,235)

Cash flows from Financing Activities
Net (decrease) increase in time deposits	16,640	7,233	(1,957)
Net increase in other deposits	11,426	(610)	23,677
Proceeds from the issuance of subordinated debentures	--	--	4,000
Advances from Federal Home Loan Bank	12,000	12,200	--
Repayments of Federal Home Loan Bank Advances	(14,000)	--	--
Resources provided by minority interest	3,420	--	--
Issuance of common stock	3,382	50	92

Net cash provided by financing activities	32,868	18,873	25,812

Net Increase (Decrease) in Cash and Cash Equivalents	4,225	(4,067)	3,445

Cash and Cash Equivalents - Beginning of year	3,865	7,932	4,487

Cash and Cash Equivalents - End of year	$ 8,090	$ 3,865	$ 7,932

Supplemental Cash Flow Information - Cash paid for
Interest	$ 4,735	$ 3,032	$ 2,515
Taxes	326	544	297

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies

        Basis of Presentation and Consolidation — The accompanying consolidated statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of financial position, results of operations, and cash flows, have been made. The consolidated financial statements include the accounts of Clarkston Financial Corporation (the “Corporation”), its wholly owned subsidiary, Clarkston State Bank (“CSB”) and its majority owned subsidiary, Huron Valley State Bank (“HVSB”). The subsidiaries are collectively referred to as “the Banks”. All significant intercompany transactions are eliminated in consolidation.

During 2005, the Corporation completed a rights offering which netted proceeds of $3.0 million. The proceeds of this offering were used to purchase a 55.1% interest in Huron Valley State Bank.

The Corporation also owns all of the common stock of Clarkston Capital Trust I. This is a grantor trust that issued trust preferred securities and is not consolidated with the Company per FASB Interpretation No. 46.

Certain amounts in prior period’s financial statements have been reclassified to conform to the current period’s presentation.

        Use of Estimates — The accounting and reporting policies of the Corporation and its subsidiary conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

        Nature of Operations — Clarkston State Bank provides full-service commercial banking and consumer banking and provides other financial products and services through five branch offices to Michigan communities in Oakland County. Huron Valley State Bank provides full-service commercial banking and consumer banking and provides other financial products and services through one branch office in Milford, Michigan.

        Significant Group Concentrations of Credit Risk — Most of the Corporation’s activities are with customers located within southeastern Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

        Cash and Cash Equivalents — For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies (continued)

        Federal Reserve Requirement — At December 31, 2005 and 2004 required reserves at the Federal Reserve Bank of Chicago totaled $596,000 and $549,000, respectively. These reserves do not earn interest.

        Securities — Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. There were no securities classified as held to maturity at December 31, 2005 and 2004.

        Debt securities not classified as held to maturity and equity securities with readily determinable fair values are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        Loans — The Corporation grants mortgage, commercial, and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

        The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Allowance for Loan Losses — The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies (continued)

The allowance for loan losses is evaluated on a regular basis by management and is based on management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        The allowance consists of specific, general, and unallocated components. The specific components relate to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

        An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.

        The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

        A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons of the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

        Credit-related Financial Instruments — In the ordinary course of business, the Corporation has entered into commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies (continued)

        Banking Premises and Equipment — Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

        Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

        Stock Compensation Plans — The Corporation applies the provisions of APB Opinion No. 25, Accounting for Stock-based Compensation, accounting for all employee stock option grants using the intrinsic value method. Disclosure of pro forma net income and earnings per share amounts as if the fair value-based method has been applied in measuring compensation costs is provided below.

        The Corporation’s as reported and pro forma information for the years ended December 31 (000s omitted, except per share data) is as follows:

	2005	2004	2003
As reported net income (loss) available to common
stockholders	$ (24)	$ 1,277	$ 1,468

Less stock-based compensation expense
determined under fair value method - Net of tax	64	16	16

Pro forma net income (loss)	$ (88)	$ 1,261	$ 1,452

As reported earnings per share	$ (0.02)	$ 1.23	$ 1.43
Pro forma earnings per share	(0.08)	1.22	1.41
As reported earnings per diluted share	(0.02)	1.20	1.41
Pro forma earnings per diluted share	(0.08)	1.19	1.39

Compensation expense in the pro forma disclosures is not indicative of future amounts, as options vest over several years and additional grants may be made each year.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies (continued)

        Earnings per Share — Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options and are determined using the treasury stock method.

Earnings per share have been computed based on the following (000s omitted):

	2005	2004	2003
Net income (loss) available to common stockholders	$ (24)	$ 1,277	$ 1,468

Average number of common shares
outstanding	1,131	1,036	1,029
Effect of dilutive options	25	27	12

Average number of common shares
outstanding used to calculate diluted
earnings per common share	1,156	1,063	1,041

Stock options not used in computing
diluted earnings per share because
they were antidilutive	--	--	--

        Book Value per Share — Book value per share represents total stockholders’ equity divided by the total number of shares outstanding at the end of each period.

        Other Comprehensive Income — Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on available-for-sale securities, are reported as a direct adjustment to the equity section of the balance sheet. Such items, along with net income, are considered components of comprehensive income.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies (continued)

The components of other comprehensive income and related tax effects are as follows: (000s omitted):

	2005	2004	2003
Unrealized holding gains/ (losses) on securities
available for sale	$(727)	$(621)	$ 388
Reclassification adjustment for gains/ (losses)
realized in income	(1)	(26)	532

Net unrealized gains (losses)	(726)	(595)	(144)

Tax effect	(247)	(202)	(49)

Net of tax amount	$(479)	$(393)	$(95)

        401(k) Plan — The Bank has a 401(k) Plan for which all eligible employees can participate. Eligible employees may defer a portion of their salary. The Bank made matching contributions up to 5 percent of the employee’s contribution. The Bank’s contribution to the Plan was $16,000, $9,100 and $8,400 for the years ended December 31, 2005, 2004, and 2003, respectively.

Recent Accounting Pronouncements —

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The Corporation has followed the provisions of FIN 46 and not consolidated Clarkston Capital Trust I, a trust sponsored by the Corporation for the sole purpose of issuing trust preferred securities to third-party investors. Adoption of this standard did not have a material effect on the Corporation’s financial statements.

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the income statement based on their fair values. Prior to SFAS 123R, only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R will apply to awards granted or modified after January 1, 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The future effect of the adoption of the new accounting principle on results of operations will depend on the level of future option grants, the vesting period for those grants, and the fair value of the options granted at such future date. There are no existing options that are scheduled to vest subsequent to the adoption date, therefore no additional expense is anticipated.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies (continued)

        In March 2004, the SEC issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (SAB 105). The bulletin was issued to inform registrants of the SEC’s view that the fair value of the recorded loan commitments, which are required to follow derivative accounting under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of this Staff Accounting Bulletin in the second quarter of 2004 did not have a material impact on Clarkston Financial Corporation.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within its scope as a liability. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Corporation formed a business trust subsidiary in December 2003 to sell trust preferred securities. The Corporation has recorded the instruments in accordance with SFAS No. 150 (see Note 15 for additional details).

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 2 – Securities

        The amortized cost and estimated market value of securities are as follows at December 31, 2005 and 2004 (000s omitted):

	2005
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$ 7,842	$ --	$ 61	$ 7,781
Mortgage-backed securities	28,044	3	663	27,384
Collateralized mortgage obligations	3,508	--	110	3,398
Obligations of state and political subdivisions	10,677	--	258	10,419

Total	$50,071	$ 3	$1,092	$48,982

	2004
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$ 3,019	$ --	$ 6	$ 3,013
Mortgage-backed securities	23,311	6	219	23,098
Collateralized mortgage obligations	3,495	3	16	3,482
Obligations of state and political subdivisions	14,924	14	147	14,791

Total	$44,749	$ 23	$ 388	$44,384

        Securities having an amortized cost of $14,999,000 and $17,063,000 (market value of $14,533,000 and $16,904,000) were pledged at December 31, 2005, and 2004, respectively, to secure public deposits, repurchase agreements, FHLB Advances and for other purposes required by law.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 2 – Securities (continued)

The amortized cost and estimated market value of available-for-sale securities at December 31, 2005 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties (000s omitted):

	Available for Sale
	Amortized Cost	Estimated Market Value
Due on one year or less	$ 1,055	$ 1,041
Due in one year through five years	35,614	34,859
Due after five years through ten years	12,436	12,126
Due after ten years	966	956

Total	$ 50,071	$ 48,982

        Information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	2005
	Less than 12 Months		Over 12 Months
	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$ (160)	$ 12,380	$ (543)	$ 16,878
Mortgage-backed securiites	(7)	1,918	(14)	991
Collateralized mortgage obligations	(38)	1,579	(72)	1,820
Obligations of state and political subdivisions	(25)	2,071	(233)	8,347

Total	$ (230)	$ 17,948	$ (862)	$ 28,036

	2004
	Less than 12 Months		Over 12 Months
	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$ (3)	$ 1,006	$ --	$ --
Mortgage-backed securiites	(177)	18,124	(45)	5,871
Collateralized mortgage obligations	(16)	2,549	--	--
Obligations of state and political subdivisions	(60)	6,883	(87)	5,964

Total	$ (256)	$ 28,562	$ (132)	$ 11,835

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 2 – Securities (continued)

        For the years ended December 31, 2005, 2004 and 2003 gross realized gains on sales of securities were $9,000, $157,000 and $755,000, respectively. Gross realized losses amounted to $10,000, $182,000 and $223,000, respectively. The tax benefit (provision) related to these gains/losses was $0, $9,000 and $(180,000), respectively.

Note 3 – Loans

        Major categories of loans included in the portfolio at December 31, 2005 and 2004 are as follows (000s omitted):

	2005	2004
Commercial loans	$ 24,316	$ 22,940
Mortgage loans
Commercial	62,776	57,266
Residential	15,290	13,491
Construction	28,764	15,492
Consumer	2,398	2,997

Total	$133,544	$112,186

        Certain directors of the Corporation and the Banks, including their associates, were loan customers of the subsidiary banks. Such loans were made in the ordinary course of business and do not involve more than a normal risk of collectibility. The outstanding loan balance for these persons at December 31, 2005 and 2004 totaled $3,528,000 and $3,601,000, respectively. Advances on related party loans totaled $549,000 and $2,542,000, and repayments on related party loans totaled $622,000 and $510,000 in 2005 and 2004, respectively. The total unused commitments for these loans totaled $358,000 and $162,000 at December 31, 2005 and 2004, respectively.

        Loan maturities and rate sensitivity of the loan portfolio at December 31, 2005 are as follows (000s omitted):

	Within One Year	One to Five Years	After Five Years	Total
Commercial loans	$ 15,811	$ 7,983	$ 522	$ 24,316
Mortgage loans
Commercial	12,684	47,660	2,432	62,776
Residential	11,807	2,820	663	15,290
Construction	25,897	2,867	--	28,764
Consumer	449	1,255	694	2,398

Total	$ 66,648	$ 62,585	$ 4,311	$ 133,544

Loans at fixed interest rates	$ 9,772	$ 59,855	$ 4,311	$ 73,938
Loans at variable interest rates	56,876	2,730	--	59,606

Total	$ 66,648	$ 62,585	$ 4,311	$ 133,544

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 4 — Allowance for Possible Loan Losses

        A summary of the activity in the allowance for possible loan losses (ALL) is as follows (000s omitted):

	2005	2004	2003
Balance - Beginning of year	$ 1,280	$ 1,092	$ 696

Provision charged to operations	1,367	330	496
Loan losses	(720)	(254)	(144)
Loan loss recoveries	3	112	44

Balance - End of year	$ 1,930	$ 1,280	$ 1,092

As a percent of total loans	1.45%	1.14%	1.30%

The Banks consider all nonaccrual and reduced-rate loans (with the exception of residential mortgages and consumer loans) to be impaired. The table below summarizes the impaired loan portfolios.

(000's omitted)	2005	2004	2003
Total Impaired Loans	$ 832	$ --	$ --

Impaired loans with a specific reserve allocation	832	--	--
Specific reserve allocated to impaired loans	652	--	--

Impaired loans with no specific reserve	--	--	--

Average investment in impaired loans	462	--	74

Interest income recognized on impaired loans	--	--	--

Cash-basis interest income recognized on impaired loans	--	--	--

No additional funds are committed to be advanced in connection with impaired loans.

Non-performing loans at December 31, 2005 and 2004 were as follows (000s omitted):

	2005	2004
Loans past due over 90 days and still
accruing interest	$ 1,413	$ 532
Non-accrual loans	1,071	--

Total	$ 2,484	$ 532

Non-performing loans consist of smaller balance homogeneous loans that are evaluated collectively for impairment and individually classified impaired loans.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 5 — Bank Premises and Equipment

        The following is a summary of the cost and accumulated depreciation of premises and equipment for the years ended December 31, 2005 and 2004 (000s omitted):

	2005	2004
Building	$1,944	$1,905
Building improvements	321	109
Land	1,133	10
Land improvements	62	57
Furniture and equipment	1,396	970

Total Bank premises and equipment	4,856	3,051

Less accumulated depreciation	945	656

Net carrying amount	$3,911	$2,395

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 amounted to $297,000, $159,000 and $153,000, respectively.

Note 6 — Deposits

        The following is a summary of interest-bearing deposit accounts at December 31, 2005 and 2004 (000s omitted):

	2005	2004
Interest checking	$ 5,981	$ 8,653
Savings	4,730	4,784
Money market	60,179	49,894
Time:
$100,000 and over	37,668	27,598
Under $100,000	29,141	22,571

Total interest-bearing deposits	$137,699	$113,500

        The remaining maturities of certificates of deposit outstanding at December 31, 2005 are as follows (000s omitted):

	Under $100,000	$100,000 and Over
2006	$19,216	$21,730
2007	5,926	11,631
2008	2,498	1,905
2009	1,226	1,095
2010 and after	275	1,307

Total	$29,141	$37,668

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 7 – Federal Home Loan Bank Advances

        The Company has various term advances from the Federal Home Loan Bank of Indianapolis (“FHLB”) with fixed and variable interest rates ranging from 3.75% to 4.86% at December 31, 2005 and from 1.83% to 3.75% at December 31, 2004. The weighted average interest rate at December 31, 2005 is 4.35%. Maturity dates range from November 2006 to October 2010. The weighted average remaining maturity at December 31, 2005 is 963 days, or August 20, 2008. Advances from the FHLB are collateralized by qualifying investment securities with estimated market values of $12,210,000 and $14,127,000 at December 31, 2005 and 2004. The advances are due in full at maturity and the fixed rate advances are subject to a prepayment penalty if repaid prior to maturity.

        Maturities over the next five years are as follows (000‘s omitted):

2006	$ 3,000
2007	2,000
2008	--
2009	3,200
2010	2,000

Total	$10,200

Note 8 — Income Taxes

        The Corporation and Clarkston State Bank file a consolidated income tax return. As Huron Valley State Bank is not 80% owned by Clarkston Financial Corporation, they are required to file their own income tax return. The following is a summary of the provision for income taxes for the years ended December 31, 2005, 2004 and 2003.

        Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2005	2004	2003
Current expense	$ 201	$336	$ 497
Deferred (benefit) expense	(220)	42	(130)

Total income tax
expense (benefit)	$(19)	$378	$ 367

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 8 — Income Taxes (continued)

The difference between reported federal income tax expense and the amount computed by applying statutory tax rates to income before income taxes is as follows:

	2005	2004	2003
Amount computed at statutory rates	$(62)	$ 563	$ 624
Increase (decrease) resulting from:
Tax-exempt interest	(94)	(208)	(271)
Loss from non-wholly owned subsidiary	106	--	--
Other	31	23	14

Reported tax expense (benefit)	$(19)	$ 378	$ 367

The temporary differences that comprise deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows (000s omitted):

	2005	2004
Deferred tax assets:
Bad debts	$ 532	$ 405
Accrued compensation	23	14
Unrealized loss on securities available for sale	371	124
Organization and preopening costs	65	--

Total deferred tax assets	991	543
Deferred tax liabilities:
Unrealized gain on securities available for sale	$ --	$ --
Depreciation	(122)	(153)
FHLB stock dividend	(9)	(5)
Accretion on investment securities	(9)	(1)

Total deferred tax liabilities	(40)	(159)

Net deferred tax asset	$ 851	$ 384

Note 9 — Off-balance-sheet Activities

        Credit-related Financial Instruments — The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

20

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 9 — Off-balance-sheet Activities (continued)

        The Corporation’s exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

        At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount
	2005	2004
Commitments to grant loans	$ 6,902	$ 9,763
Unfunded commitments under lines of credit	18,649	16,952
Commercial and standby letters of credit	169	320

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management’s credit evaluation of the customer.

        Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

        Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily used to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 9 — Off-balance-sheet Activities (continued)

Collateral Requirements — To reduce credit risk related to the use of credit-related financial instruments, the Corporation generally obtains collateral. The amount and nature of the collateral obtained are based on the Corporation’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment, and real estate.

        If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

        Legal Contingencies — Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s consolidated financial statements.

Note 10 — Related Parties and Commitments

        The Corporation and the Bank lease certain office and branch premises under operating lease agreements. Various facilities are leased from an entity owned by the chairman of the Board of Directors of the Corporation and the Bank. In addition, the Corporation is party to service contracts for computer processing. Total expense for operating leases and service contracts was as follows for the preceding 3 years ending (000‘s omitted):

		Rent Expense
Year Ended	Service Contracts	Related Parties	Unrelated Parties
December 31, 2003	$62	$ 15	$ 70
December 31, 2004	93	41	143
December 31, 2005	93	139	133

        Rent commitments under non-cancelable operating leases and service contracts are as follows, before considering renewal options that generally are present (000‘s omitted):

		Lease Commitments
	Service Contracts	Related Parties	Unrelated Parties
2006	$ 93	$131	128
2007	93	108	99
2008	62	109	99
2009	--	97	99
2010	--	71	84

	$248	$516	$509

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 11 — Restriction on Dividends, Loans, and Advances

        Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Loans or advances made by the Banks to the Corporation are generally limited to 10 percent of the Banks’ capital stock and surplus. The table below outlines these restrictions as of December 31, 2005:

	CSB	HVSB
Amount available for payment of dividends	$ 3,405	$ --
Restricted portion of Holding Company's investment	9,675	4,326
Amount available to lend to Holding Company	1,565	780

Note 12 — Stock-based Compensation

        The Corporation has two stock-based compensation plans. Under the employees’ stock compensation plan (“Employee Plan”), the Corporation may grant options and other awards to key employees for up to 27,500 shares of common stock, of which 15,153 shares of common stock are available for grant. Under the 1998 Founding Directors Stock Option Plan (“Director Plan”) the Corporation may grant options and other awards to directors for up to 82,500 shares of common stock, of which 10,580 shares of common stock are available for grant. Under both plans, there is a minimum vesting period of between one to three years before the options may be exercised, and all options expire 10 years after the date of their grant. Certain options (contingent options) under both plans vest on an accelerated basis upon the achievement of various future financial and operational goals. All such options vest 9.5 years after the date of grant regardless of achievement of future goals. Under both plans, the exercise price of each option equals the market price of the Corporation’s common stock on the date of grant.

        The following table summarizes stock option transactions for both plans and the related average exercise prices for the years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options Outstanding - Beginning
Of year	49,536	$9.09	49,536	$9.09	57,643	$9.01
Options granted - Employee plan	--	--	--	--	--	--
Options exercised	--	--	--	--	(8,107)	8.54
Options expired	--	--	--	--	--	--

Options Outstanding - End of year	49,536	$9.09	49,536	$9.09	49,536	$9.09

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 12 — Stock-based Compensation (continued)

        The following table shows summary information about fixed stock options outstanding at December 31, 2005:

	Stock Options Outstanding				Stock Options Exercisable
	Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
Contingent	$9.09	24,060	2.9 Years	$9.09	24,060	$ 9.09
Noncontingent	9.09	25,476	2.9 Years	9.09	25,476	9.09

The Corporation granted 3,250 and 4,280 restricted stock units to certain employees during 2005 and 2004. The units are not performance related and generally vest 33 percent annually on each anniversary date of the respective grant dates. Units are forfeited if the grantee terminates employment prior to vesting.

The Corporation also maintains a stock option plan at Huron Valley State Bank (the “Huron Valley State Bank Equity Compensation Plan”) that provides for the issuance of HVSB stock options to employees and directors of the Bank. The plan was adopted in 2005 upon opening of the Bank and provides 75,000 shares of HVSB stock for awards to be granted under the plan. There are presently 39,000 shares remaining for grant under the plan. Under the provisions of the plan, options are to be issued with an exercise price equal to the fair market vale of the shares on the date of grant. Options vest equally over a period of 5 years. In conformance with FASB Statement 123R, compensation expense will be recognized at HVSB over the vesting period of these options.

The following table summarizes stock option transactions for the HVSB option plan and the related average exercise prices for the years ended December 31, 2005, 2004 and 2003:

	2005
	Number of Shares	Weighted Average Exercise Price

Options Outstanding - Beginning Of year	--	$ --
Options granted	36,000	10.00
Options exercised	--	--
Options expired	--	--

Options Outstanding - End of year	36,000	$ 10.00

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 12 — Stock-based Compensation (continued)

The following table shows summary information about HVSB fixed stock options outstanding at December 31, 2005:

	Stock Options Outstanding				Stock Options Exercisable
	Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
Contingent	$ --	--	N/A	$ --	--	$ --
Noncontingent	10.00	36,000	4.8 Years	10.00	--	--

Note 13 — Fair Value of Financial Instruments

        The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents — The carrying amounts of cash and short-term investments approximate fair values.

Securities — Fair values for securities are based on quoted market prices.

Loans Receivable — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one- to four-family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and commercial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

25

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Deposit Liabilities — The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances — The fair value of the Corporation’s Federal Home Loan Bank (FHLB) advances is estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Junior Subordinated Debentures — The carrying amounts of variable-rate, fixed-term debentures approximate their fair values at the reporting date.

Accrued Interest — The carrying amounts of accrued interest approximate fair value.

Other Instruments — The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on a discounted cash flow analyses, is not material.

        The estimated fair values and related carrying or notional amounts of the Corporation’s financial instruments are as follows (000s omitted):

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Cash and cash equivalents	$ 8,090	$ 8,090	$ 3,865	$ 3,865
Securities	48,982	48,982	44,384	44,384
Loans	131,614	130,334	110,906	110,237
Accrued interest receivable	893	893	625	625
Liabilities
Noninterest-bearing deposits	23,633	23,633	19,766	19,766
Interest-bearing deposits	137,699	134,289	113,500	110,090
Accrued interest payable	374	374	272	272
FHLB advances	10,200	10,038	12,200	12,240
Junior subordinated debentures	4,000	4,000	4,000	4,000

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 14 — Minimum Regulatory Capital Requirements

        Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for Banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

        The prompt corrective action regulations provide five classifications, well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank and the Corporation were well-capitalized as of December 31, 2005 and 2004.

        The Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized
	Amount	Ratio (Percent)	Amount	Ratio (Percent)	Amount	Ratio (Percent)
As of December 31, 2005:
Total risk-based capital
(to risk-weighted assets)
CSB	$15,516	10.99	$11,291	8.00	$14,113	10.00
HVSB	7,803	144.97	431	8.00	538	10.00
Consolidated	21,780	14.82	11,759	8.00	14,699	10.00
Tier I Capital
(to risk weighted assets)
CSB	$13,753	9.74	$ 5,645	4.00	$ 8,468	6.00
HVSB	7,771	144.37	215	4.00	323	6.00
Consolidated	19,850	13.50	5,879	4.00	8,819	6.00
Tier I Capital
(to average assets)
CSB	$13,753	7.62	$ 7,221	4.00	$ 9,027	5.00
HVSB	7,771	62.43	498	4.00	622	5.00
Consolidated	19,850	12.58	6,311	4.00	7,888	5.00

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized
	Amount	Ratio (Percent)	Amount	Ratio (Percent)	Amount	Ratio (Percent)
As of December 31, 2004:
Total risk-based capital
(to risk-weighted assets)
CSB	$14,613	12.04	$9,713	8.00	$12,142	10.00
HVSB	-	0.00	-	8.00	-	10.00
Consolidated	17,688	14.50	9,761	8.00	12,202	10.00
Tier I Capital
(to risk weighted assets)
CSB	$13,333	10.98	$4,857	4.00	$ 7,285	6.00
HVSB	-	0.00	-	4.00	-	6.00
Consolidated	16,408	13.45	4,881	4.00	7,321	6.00
Tier I Capital
(to average assets)
CSB	$13,333	8.29	$6,433	4.00	$ 8,041	5.00
HVSB	-	0.00	-	4.00	-	5.00
Consolidated	16,408	10.06	6,524	4.00	8,155	5.00

Note 15 — Junior Subordinated Debentures

        The Corporation has sponsored a trust, Clarkston Capital Trust I of which 100 percent of the common equity is owned by the Corporation. The trust was formed for the sole purpose of issuing corporation-obligated, mandatorily redeemable capital securities (“trust preferred securities”) to third-party investors and investing the proceeds from the sale of the trust preferred securities in an equivalent amount of junior subordinated debentures of the Corporation. The debentures held by the trust are the sole assets of the trust. Distributions on the trust preferred securities issued by the trust are payable at the same rate and time as the interest being earned by the trust on the debentures. The debentures carry a variable rate of interest at the three-month LIBOR plus 2.8 percent, and have a stated maturity of 30 years. The securities are redeemable at par after five years and, in effect, are guaranteed by the Corporation. Distributions on the trust preferred securities are payable quarterly on March 30, June 30, September 30, and December 30. Under certain circumstances, distributions may be deferred for up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions at the rate of the three-month LIBOR plus 2.8 percent.

        The trust preferred securities qualify for up to 25 percent of Tier 1 capital under regulatory guidelines. Any amounts in excess of this limit may be included in Tier 2 capital.

Note 16 – Other Debt Facilities

        The Corporation has a line of credit secured by its interest in the consolidated subsidiaries in the amount of $10 million. This line is to be used for general corporate purposes and has no specific use identified at this time. This note bears interest at 3 Month LIBOR + 1.50%. As of December 31, 2005, there was no outstanding balance on this line.

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 17 — Parent-only Condensed Financial Information

        The condensed financial information that follows presents the financial condition of Clarkston Financial Corporation (the “Parent Company”), along with the results of its operations and its cash flows. The Parent Company has recorded its investments in its subsidiaries at cost plus its share of the undistributed earnings of its subsidiaries since inception. The Parent Company recognizes dividends from its subsidiaries as revenue and undistributed earnings of its subsidiaries as other income. The Parent Company financial information should be read in conjunction with the Corporation’s consolidated financial statements.

        The condensed balance sheet as of December 31, 2005 and 2004 (with 000s omitted) is as follows:

	2005	2004
Assets
Cash on deposit with subsidiary bank	$ 1,044	$ 496
Securities - Available for sale	265	2,364
Investment in the Banks	20,825	13,132
Investment in Capital Trust I	24	24
Accrued interest receivable and other	488	210

Total assets	$22,646	$16,226

Liabilities
Accounts payable	$ 71	$ 1
Notes payable	4,024	4,024

Total liabilities	4,095	4,025

Minority interest in consolidated subsidiary	3,420	--

Stockholders' Equity	15,131	12,201

Total liabilities and stockholders' equity	$22,646	$16,226

Clarkston Financial Corporation

Notes to Consolidated Financial Statements December 31, 2005, 2004 and 2003

The condensed statement of income for the years ended December 31, 2005, and 2004, and 2003 (000s omitted) is as follows:

	2005	2004	2003
Operating Income -
Dividends received from bank subsidiary	--	--	$ 80
Intercompany fees	952	--	--
Interest Income	29	64	--
Other Income	--	13	--

Total Operating Income	981	77	80
Operating Expenses
Interest expense	255	177	9
Salaries and benefits	603	--	--
Professional fees	293	134	90
Other expense	191	35	14

Operating Expenses	1,342	346	113

Loss - Before income taxes and equity in undistributed
income of subsidiary	(361)	(269)	(33)
Provision for Income Tax Benefit	141	90	8

Loss - Before equity in undistributed income
of subsidiary	(220)	(179)	(25)
Equity in Undistributed Income of Subsidiary	196	1,456	1,493

Net Income	$ (24)	$ 1,277	$ 1,468

Clarkston Financial Corporation

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

        The condensed statement of cash flows for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Cash Flows from Operating Activities
Net income	$ (24)	$ 1,277	$ 1,468
Adjustments to reconcile net income to net cash
from operating activities
Income from subsidiary	(196)	(1,456)	(1,493)
Amortization/(Accretion) on securities	14	21	--
Loss on sale of available-for-sale securities	--	18	--
Recognition of restricted stock expense	21	--	--
Increase in interest receivable and other	(278)	(99)	(111)
Decrease (Increase) in receivable from subsidiary	--	--	4
Increase in accounts payable and other	70	--	1

Net cash used in operating activities	(393)	(239)	(131)

Cash Flows from Investing Activities
Investment in subsidiary	(4,524)	(849)	(27)
Proceeds from sale/paydown of available-for-sale securities	2,083	2,588	--
Purchase of available-for-sale securities	--	(2,992)	(2,007)
Investment in Capital Trust subsidiary	--	--	(24)

Net cash used in investing activities	(2,441)	(1,253)	(2,058)

Cash Flows from Financing Activities
Issuance of stock	3,382	50	92
Proceeds from notes payable	--	--	4,024

Net cash provided by financing activities	3,382	50	4,116

Net Increase (Decrease) in Cash and Cash Equivalents	548	(1,442)	1,927

Cash and Cash Equivalents - Beginning of year	496	1,938	11

Cash and Cash Equivalents - End of year	$ 1,044	$ 496	$ 1,938

30