Form 10KSB, Exhibit 13
period 2006-12-31
CLARKSTON FINANCIAL CORP
filed 2007-03-28
CIK 1068366

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

Our principal source of revenue is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 76.1% of total revenue in 2006, essentially flat compared to 76.6% in 2005. Interest from investments share of revenue increased to 17.4% in 2006 from 15.4% in 2005, largely the result of deposit promotions at Huron Valley outpacing loan growth. Service fees on deposit accounts declined slightly from 6.3% to 4.8% in 2005 and 2006, respectively. This decrease in revenue share was due to faster growth in other revenue sources, as the deposit fee income as a percentage of checking accounts was flat at 3.1% in 2005 and 2006.

The formation of HVSB in 2005 was a significant event for Clarkston Financial Corporation. We own 55% of the outstanding shares of common stock of HVSB. The remaining 45% is owned by private investors. We expect to recognize operating losses from HVSB in the near term as the Bank grows out of the de novo stage.

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

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential mortgage loans for impairment disclosures.

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

Stock Compensation Plans — Under the Corporation’s stock-based incentive plans, the Corporation may grant restricted stock awards or options to its directors, officers, and employees for up to 110,000 shares of common stock. Prior to January 1, 2006, we accounted for stock awards and options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We adopted the fair value recognition provisions of Statement of Financial Standards (SFAS) No. 123 (R), Share Based Payment effective January 1, 2006 using the modified-prospective transition method. SFAS No. 123(R), Share Based Payment, established a fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. We recognize compensation expense related to restricted stock awards over the period the services are performed. No options were granted during 2006. We determined that implementation of SFAS No. 123(R) did not have a material impact on our financial results.

Recent Accounting Pronouncements:

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 was effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on financial condition, results of operations, or liquidity.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. While SFAS No. 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation has not determined the impact of adopting SFAS No. 157 on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

Off Balance Sheet Transactions

        Other than unfunded loan commitments and standby letters of credit, there are no off balance sheet commitments. The Banks do not syndicate loans, have not sold loan participations under an agreement to repurchase and are not obligated to assume any liability not noted in their respective balance sheets. Our borrowings contain no loan agreement covenants or conditions that will restrict its growth or ability to manage its assets. Clarkston State Bank has arranged for liquidity lines of credit with two lenders, one commercial bank and the Federal Reserve Bank of Chicago. Moreover, Clarkston State Bank is a member of the Federal Home Loan Bank of Indianapolis, further providing access to lower interest bearing funds as needed.

Financial Condition

         Summary. Our total assets increased to $220.3 million at December 31, 2006, from $195.6 million at December 31, 2005, an increase of $24.7 million, or 12.6%. More than 50% of the growth in total assets can be attributed to HVSB, which opened for business in the third quarter of 2005. As discussed below, all major categories of assets showed growth over 2005 and the growth in assets was funded primarily with deposits. We anticipate that our assets will continue to grow in 2007 and that our primary funding source will continue to be deposits.

        Cash and Cash Equivalents. Cash and cash equivalents, which include federal funds sold and short term investments, increased $5.2 million, or 64.2%, to $13.3 million at December 31, 2006, from $8.1 million at December 31, 2005. This increase is primarily due to deposit growth at HVSB outpacing loan growth. Some of the promotional time deposits will likely roll off as they were originated at rates considerably higher than the bank’s current offering rates. Therefore, the cash and equivalent balances are anticipated to decrease in the near term as those amounts will be used to fund growth in the loan portfolio.

         Securities. Our securities held at December 31, 2006, totaled $43.9 million compared to $49.0 million at December 31, 2005, a decrease of $5.1 million, or 10.4%. All securities are classified as “Available for Sale” and may be sold to meet our liquidity needs. The primary objective of our investment activity is to provide for the safety of the principal invested. Secondary considerations include earnings, liquidity and overall exposure to changes in interest rates. It has been the policy and practice to accept very little credit risk in the investment portfolio in compliance with our primary investment objective. Excluding investments in U.S. Treasury and U.S. Government Agency Securities, there were no investments in securities of any one issuer, which exceeded 10% of shareholders’ equity.

Securities Available for Sale Portfolio at Carrying Value (in thousands)

	Year Ended December 31

	2006	2005	2004

U.S. Treasury and U.S. Government Agencies	$7,321	$7,781	$3,013
Mortgage-backed securities	24,940	27,384	23,098
Municipal bonds	2,892	10,419	14,791
Collateralized Mortgage Obligations	8,711	3,398	3,482

Total	$43,864	$48,982	$44,384

The following table presents the maturity schedule of securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2006 (000‘s omitted):

	Within One Year		After One but Within Five Years		After Five but within Ten		After Ten Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

U.S. Treasury and U.S.
Government Agencies	$2,046	4.06%	$1,961	4.53%	$3,381	5.14%	$-		$7,388	4.68%
Mortgage-backed securities	-		24,309	4.36%	563	4.78%	-		24,872	4.37%
Municipal bonds	-		2,800	4.05%	5,667	4.81%	245	5.22%	8,712	4.58%
Collateralized Mortgage
Obligations	-		2,892	4.18%	-		-		2,892	4.18%

Total	$2,046		$31,962		$9,611		$245		$43,864

Maturity information does not incorporate any call provisions that the various securities may contain. An analysis of the amortized cost and estimated fair market value of the investment portfolio is contained in Note 2 to the Corporation’s Consolidated Financial Statements.

        The Loan Portfolio. Both of our subsidiary banks are located in high growth Northern Oakland County. Loans outstanding grew by $24.5 million, or 18.4% for the period from December 31, 2005 to December 31, 2006. HVSB contributed $10.0 million of this growth with the rest provided by CSB. Commercial real estate loans continue to comprise the largest portion of the portfolio, growing from $62.8 million at December 31, 2005 to $91.0 million at December 31, 2006, an increase of $28.2 million, or 44.9%. Residential mortgage loans also showed a positive trend, increasing $4.3 million, or 28.7% to a balance of $19.3 million at December 31, 2006 from $15.0 million at December 31, 2005. The only portfolio to show a material decrease from 2005 was the construction portfolio, which decreased $7.6 million, or 26.4% from December 31, 2005 to December 31, 2006. This decrease is primarily due to 2 factors, construction loans being termed out into commercial real estate loans (partially explaining the increase in that portfolio) and the slow movement of the local real estate market. Consolidated loan growth for the year was slightly behind projected amounts. Both of our subsidiary banks continue to focus on commercial lending as shown by the fact that 73% of the loan portfolio is made up of commercial loans (not counting commercial construction loans). The lenders at both banks have significant experience in the commercial lending arena, with virtually all having at least 10 years experience. Commercial lending is also a significant contributor to the demand deposit portfolio which along with credit quality, are the key focuses of management in the coming year. We anticipate this concentration in commercial lending to continue in the future, with the decreased focus on construction lending also continuing.

Loan Portfolio Composition (in thousands of dollars)

	Year Ended December 31

	2006		2005		2004

	Amount	%	Amount	%	Amount	%

Commercial	$23,917	15.2%	$24,316	18.2%	$22,940	20.6%
Real Estate
Commercial	91,007	57.7	62,776	47.1	57,266	51.3
Residential	19,331	12.3	14,976	11.3	12,847	11.5
Construction	21,206	13.4	28,764	21.6	15,492	13.9
Consumer	2,254	1.4	2,398	1.8	2,997	2.7
Total Loans	157,715	100.0%	133,230	100.0%	111,542	100.0%

Less:
Allowance for Loan Losses	(2,750)		(1,930)		(1,280)

Total Loans Receivable, Net	$154,965		$131,300		$110,262

Maturities and Sensitivities of Loans to Changes in Interest Rates (in thousands of dollars)

The following tables present the maturity of total loans outstanding, as of December 31, 2005, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans.

	Within one Year	After one but Within Five Years	After five years	Total

Commercial	$16,053	$7,068	$801	$23,922
Real Estate
Commercial	22,501	65,239	3,268	91,008
Residential	13,082	4,134	2,110	19,326
Construction	18,728	2,477	-	21,205
Consumer	847	1,151	256	2,254

Totals	$71,211	$80,069	$6,435	$157,715

Fixed	$14,962	$77,142	$5,672	$97,776
Variable	56,249	2,927	763	59,939

Totals	$71,211	$80,069	$6,435	$157,715

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

        We have responded to the significant increase in charge-offs over the past two fiscal years by improving underwriting standards, centralizing the credit function under the Holding Company under the supervision of the Holding Company President, the adding an experienced credit officer and loan officers who have considerable credit backgrounds. Additionally, during 2006 an in depth loan review was performed by an independent third party at the request of management. All commercial relationships greater than $250,000 were reviewed, and all relationships between $50,000 and $250,000 were reviewed by senior management. No additional problem credits were identified through this review and management believes that the allowance is adequate.

        The following table sets forth information with respect to our non-performing assets for the respective years ending December 31 (dollars in thousands):

	2006	2005	2004

Loans accounted for on a non-accrual basis	$2,431	$1,066	$0
Accruing loans past due 90 days or more	855	1,413	532

Total non-performing loans	3,286	2,479	0
Repossessed assets	3	205	0

Total non-performing assets	$3,289	$2,684	$532

Non-performing loans as a percent of total loans	2.08%	1.86%	0.47%
Accruing loans past due 90 days or more as a percent of total loans	0.05%	1.06%	0.47%
Non-performing assets as a percent of total assets	1.49%	1.37%	0.33%
Non-performing loans as a percent of the loan loss reserve	119.60%	128.45%	41.56%

The non-accrual balance above is comprised of 10 relationships. Approximately $2.2 million, or 91% of the outstanding balances of those loans are secured by real estate. Of those loans secured by real estate, approximately 49% are secured by residential real estate. Approximately $500,000 is currently reserved against the $2.4 million in non-accrual assets. Though the local economic climate and real estate markets are weak, management is confident that the reserves against these loans are adequate, and no further charges to expense are expected. The other loans 90 days or more past due are all well secured and management does not anticipate any further expense specifically relating to these credits. Of the loans that were on non-accrual at December 31, 2005, $859,000 was charged-off in the current year, and $207,000 was paid off with no loss to the company. As for the loans which were 90 days or more past due and still accruing as of December 31, 2005, only one loan, in the amount of $264,000, remains on the books, and it is included in the non-accrual balance as of December 31, 2006. Gross charge-offs of these credits during 2006 totaled $403,000, though approximately $375,000 of this has been recovered during 2006 and 2007. The remaining $746,000 was resolved either through payoff or the customer making the payments current, either of which resulted in no loss to the company.

Non-performing loan roll-forward (dollars in thousands):

	Secured By Real Estate		Not Secured By Real Estate

	Non-Accrual Loans	Accruing Loans Past Due 90 Days or more	Non-Accrual Loans	Accruing Loans Past Due 90 Days or more	Total Non-Performing Loans

Balance at December 31, 2005	$1,066	$989	$-	$424	$2,479
Charged-off	(859)	-	-	(403)	(1,262)
Paid-off/Brought current	(207)	(725)	-	(21)	(953)
Sold	-	-	-	-	-
Migrated	264	(264)	-	-	-
New credits added	1,952	835	215	20	3,022

Balance at December 31, 2006	$2,216	$835	$215	$20	$3,286

Loan Loss Experience (in thousands)

        The following table summarizes changes in the allowance for credit losses arising from additions to the allowance which have been charged to expense, selected ratios, and the allocation of the allowance for credit losses.

	Amount as of December 31,

	2006	2005	2004

Total loans at year end	$157,715	$133,230	$111,542
Average daily balances of loans for the year	143,417	128,208	96,045
Allowance for credit losses at beginning of period .	1,930	1,280	1,092

Loan charge-offs during the period
Commercial	519	644	200
Real Estate
Commercial	289	0	0
Residential	319	0	0
Construction	751	0	0
Consumer	12	76	54

Total charge-offs	1,890	720	254

Loan recoveries during the period
Commercial	40	2	0
Real Estate
Commercial	0	0	0
Residential	235	0	0
Construction	65	0	0
Consumer	10	1	112

Total recoveries	350	3	112

Net recoveries/(charge-offs)	(1,540)	(717)	(142)

Provision charged to expense	2,360	1,367	330

Allowance for credit losses at end of period	2,750	1,930	1,280

Ratio of net recoveries/(charge-offs) during the
period to loans outstanding at year-end	(0.98%)	(0.54%)	(0.13%)

Allowance for loan losses to loans outstanding
at year-end	1.74%	1.45%	1.14%

Allocation of the Allowance for Loan Losses (in thousands)

	Year Ended December 31

	2006		2005		2004

	Allowance Amount	% of each category to total loans	Allowance Amount	% of each category to total loans	Allowance Amount	% of each category to total loans

Commercial	$1,304	0.83%	$468	0.35%	$380	0.34%
Real Estate
Commercial	350	0.22	162	0.13	488	0.43
Residential	474	0.30	439	0.33	203	0.18
Construction	438	0.28	712	0.53	171	0.15
Consumer	85	0.05	109	0.08	39	0.03
Unallocated	99	0.06	40	0.03	0	0.00

Total	$2,750	1.74%	$1,930	1.45%	$1,280	1.14%

        The above allocations are not intended to imply limitations on the usage of the allowance. The entire allowance is available for any future loans without regard to loan type.

Allowance for Loan Losses

        The allowance for loan losses as of December 31, 2006 was $2.8 million representing approximately 1.74% of gross loans outstanding and at December 31, 2005, was $1.9 million, which represented approximately 1.45% of gross loans outstanding at that time.

        The calculation methodology for the allowance for loan losses is consistent with 2005. In portfolios where there has been historical loss, the bank’s own history is being used. In portfolios in which the banks have never experienced a loss, peer loss rates are being used.

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

        The allowance for loan and lease losses represents our estimate of probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio that have been incurred as of the balance sheet date. The allowance for loan and lease losses is maintained at an adequate level through additions to the provision for loan losses. An appropriate level of the risk allocated allowance is determined based on the application of risk percentages to graded loans by categories. Specific reserves are established for individual loans when deemed necessary by management. In addition, management considers other factors when determining the unallocated allowance, including loan quality, changes in the size and character of the loan portfolio, consultation with regulatory authorities, amount of non-performing loans, delinquency trends, economic conditions and industry trends. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on the internal “Watch List” which is reviewed frequently by senior management.

        Inherent risks and uncertainties related to the operation of a financial institution require us to rely on estimates, appraisals and evaluations of loans to prepare our financial statements. Changes in economic conditions and the financial prospects of borrowers may result in abrupt changes to the estimates, appraisals or evaluations used. In addition, if actual circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for loan and lease losses may not be sufficient to absorb all future losses, and net income could be significantly impacted.

        Premises and Equipment. Premises and equipment increased $819,000 or 21.0% from $3.9 million at December 31, 2005 to $4.7 million at December 31, 2006. The increase is due to the purchase of the building in which the holding company’s operations are housed, offset by the normal annual depreciation of the other fixed assets of the company.

         Deposits. Our deposit gathering activities are accomplished through traditional means using our banks’ main offices and Clarkston State Bank’s five branch network as well as competitive pricing and excellent customer service. We offer both business and personal accounts including but not limited to checking, savings, money market and certificates of deposit with an array of different terms. These deposits are gathered from local consumers and businesses within the markets served by our banks. Our competitive pricing and strong customer service has contributed to our strong deposit growth and continues to provide a stable core funding base for our banks. We use brokered deposits to assist in funding our banks’ operations when the need arises.

        As of December 31, 2006, deposits totaled $182.0 million. This represents a 12.8% increase from December 31, 2005 when deposits were $161.3 million. Non-interest bearing demand deposits were flat relative to last year increasing only $289,000, or 1.2% Total interest bearing deposits, however, increased 14.8% to $158.1 million at December 31, 2006, compared to $137.7 million at December 31, 2005. One of the primary focuses of both banks’ management teams is to increase the share of total deposits held by non-interest bearing accounts, one of our historical strengths. A cohesive marketing strategy will be utilized to achieve the aggressive deposit growth goals which have been set for each Bank’s management. Additionally, the new staff of experience commercial lenders will be highly beneficial to these deposit gathering efforts. As shown in the tables below, the additional time deposits that have been taken on are short-term, with the intention being to replace them with more profitable DDA and savings accounts.

      Average Daily Deposits (in thousands)

        The following table sets forth the average deposit balances and the weighted average rates paid thereon.

	Average for the Year		Average for the Year		Average for the Year

	2006		2005		2004

	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

Noninterest bearing demand	$23,371	0.00%	$24,733	0.00%	$18,731	0.00%
MMDA/Savings/NOW	66,176	3.14%	69,454	2.96%	62,827	1.78%
Time	82,972	4.64%	58,118	3.70%	43,341	3.35%

Total Deposits	$172,519	3.44%	$152,305	2.76%	$127,899	2.08%

Maturity Distribution of Time Deposits of $100,000 or More (in thousands)

        The following table summarizes time deposits in amounts greater than $100,000 by time remaining until maturity:

	Year Ended December 31

	2006	2005	2004

Three months or less	$12,770	$8,369	$3,924
Over three months through one year	26,308	13,361	9,692
Over one year	5,475	15,938	13,983

	$44,553	$37,668	$27,571

Minority interest This balance represents the portion of equity in Huron Valley State Bank that is not owned by Clarkston Financial Corporation. At December 31, 2006, the Corporation owned 55.14% of the outstanding shares in Huron Valley State Bank.

Total Stockholders’ Equity. Our common stock and paid in capital accounts decreased by $365,000 in the current year due to the net loss experienced, partially offset by an increase in other comprehensive income. Other comprehensive income is derived entirely from changes in the market value of our securities portfolio. No other significant changes were seen in these accounts. There were no dividends paid to shareholders in 2006 or 2005.

Results of Operations

        Summary of Results. We had a net loss of $712,000 for the year ended December 31, 2006, compared with a net loss of $24,000 in 2005. Significant fluctuations from 2005 to 2006 included a $431,000, or 7.1%, increase in net interest income before provision for loan loss, a $993,000, or 72.6%, increase in provision for loan loss, and a $604,000, or 10.3% increase in other operating expenses.

Performance Ratios (in thousands, except per share data).

	Year Ended December 31

	2006	2005	2004

Net Income (Loss)	$(712)	$(24)	$1,277
Weighted average number of shares outstanding	1,247	1,095	1,036
Basic Income (Loss) per share	$(0.57)	$(0.02)	$1.23
Fully Diluted Income (Loss) per Share	$(0.57)	$(0.02)	$1.20

Earnings ratios:
Return on average assets	(0.34%)	(0.01%)	0.84%
Return on average equity	(5.09%)	(0.18%)	10.96%
Average equity to average assets	6.67%	7.61%	7.65%
Dividend payout ratio	0	0	0

        Net Interest Income. Net interest income increased $431,000, or 7.1% from $6.1 million at December 31, 2005 to $6.5 million at December 31, 2006. The increase in interest income was caused by the continued growth in the loan portfolio with rising rates also contributing. The increase in interest expense can be almost equally explained by increased volume and rising rates. A number of time deposit promotions at HVSB and the use of some wholesale funding were the primary causes of the rate variance on the time deposit portfolio, while the large portion of the funding provided by this portfolio was the reason for the volume variance. Federal Funds purchased were also used in higher amounts than historical, which caused a negative variance in interest expense. Finally, the upward repricing of the variable rate trust preferred securities also negatively impacted interest expense. Additionally, the cost of FHLB advances increased significantly as the rates at the time of maturity of some of our borrowings were much higher than they had been when the advances were initially taken out.

The following schedule presents the average daily balances, interest income, interest expense and average rates earned and paid for our major categories of assets, liabilities, and shareholders’ equity for the periods indicated (dollars in thousands):

	2006			2005			2004

	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/Cost

Assets:
Short term investments	$7,401	$395	5.34%	$5,581	$199	3.57%	$6,019	$85	1.41%
Securities:
Taxable	39,552	1,750	4.42%	32,056	1,303	4.06%	25,885	1,008	3.89%
Tax-exempt	10,473	339	3.24%	10,247	329	3.21%	20,181	692	3.43%
Loans	143,617	10,882	7.58%	128,208	9,090	7.09%	96,045	6,381	6.64%

Total earning assets/total
interest income	176,092	13,366	6.65%	176,092	10,921	6.20%	148,130	8,166	5.51%
Cash and due from banks	4,900			4,191			2,995
Unrealized Gain (Loss)	(1,411)			(647)			(257)
Allowance for loan loss	(1,916)			(1,538)			(1,160)
All other assets	7,036			4,538			2,527

Total assets	209,652			182,456			152,235
Liabilities:
Interest bearing deposits:
MMSA, Savings/NOW	66,176	2,081	3.14%	69,454	2,053	2.96%	62,827	1,121	1.78%
Time	82,972	3,854	4.64%	58,118	2,149	3.70%	46,341	1,554	3.35%
Fed Funds purchased	2,067	104	5.03%	673	21	3.12%	14	1	7.14%
FHLB Advances	10,853	483	4.45%	10,378	360	3.47%	7,236	145	2.00%
Trust preferred securities	4,000	330	8.25%	4,000	360	6.38%	4,000	175	4.38%
Other borrowings	8	1	12.00%	-	-	0.00%	-	-	0.00%

Total interest bearing
liabilities/interest expense	166,076	6,853	4.13%	142,623	4,838	3.39%	120,418	2,996	2.49%
Noninterest bearing deposits	23,371			24,733			19,231
All other liabilities	2,300			1,469			850
Minority interest in
consolidated subsidiary	3,304			1,469			-
Stockholders' Equity:
Unrealized Holding Loss	(982)			(423)			(89)
Common Stock, Surplus,
Retained Earnings	14,601			14,054			11,825

Total liabilities and	209,652			182,456			152,235
Interest spread		6,513	2.52%		6,083	2.81%		5,170	3.03%
Net Interest Margin			3.24%			3.45%			3.49%

Rate / Volume Analysis of Net Interest Income. The following schedule presents the dollar amount of changes in interest income and expense for major components of earning assets and interest-bearing liabilities, distinguishing between changes related to outstanding balances and changes due to interest rates.

	2006 Compared to 2005				2005 Compared to 2004

	Change Due to Rate	Change Due to Volume	Change Due to Mix	Total Change	Change Due to Rate	Change Due to Volume	Change Due to Mix	Total Change

	(in thousands)

Short term investment	$99	$65	$32	$196	$130	($ 6)	($ 10)	$114
Investment securities--taxable	115	305	27	447	44	240	11	295
Investment securities--tax-exempt	3	7	-	10	(44)	(341)	22	(363)
Loans, net of unearned income	624	1,093	75	1,792	429	2,137	143	2,709

Total interest income	841	1,470	134	2,445	559	2,030	166	2,755

MMSA, Savings/NOW	131	(97)	(6)	28	736	118	78	932
Time deposits	551	919	235	1,705	160	395	40	595
Federal Funds purchased	13	44	26	83	(1)	47	(26)	20
FHLB Advances	102	16	5	123	106	63	46	215
Trust preferred securities	75	-	-	75	80	-	-	80
Other borrowings	-	-	1	1	-	-	-	-

Total interest expense	872	882	261	2,015	1,081	623	138	1,842

Net interest income	($ 31)	$588	($127)	$430	($ 522)	$1,407	$28	$913

Composition of Average Earning Assets and Interest Bearing Liabilities (dollars in thousands):

	Year Ended December 31, 2006		Year Ended December 31, 2005		Year Ended December 31, 2004

As a percentage of average earning assets
Loans	$143,617	71.4%	$128,208	72.8%	$96,045	64.8%
Other earning assets	57,426	28.6%	47,884	27.2%	52,085	35.2%

Average earning assets	$201,043	100.0%	$176,092	100.0%	$148,130	100.0%

As a percent of average interest bearing liabilities
Savings and DDA accounts	$66,176	39.8%	$69,454	48.7%	$62,827	52.2%
Time deposits	82,972	50.0%	58,118	40.8%	46,341	38.5%
Other borrowings	16,928	11.2%	15,051	10.5%	11,250	9.3%

Average interest bearing liabilities	$166,076	100.0%	$142,623	100.0%	$120,418	100.0%

Earning asset as a percent of total assets	95.9%		96.5%		97.3%

         Provision for Loan Loss. The provision for loan losses for the year ended December 31, 2006 was $2.4 million compared to $1.4 million at December 31, 2005. See above discussion on non-performing loans for more detail.

        Non-Interest Income. Other operating income was flat at $940,000 in 2005 and 2006. Overdraft and NSF fee income at CSB was elevated during 2005, causing a decrease relative to 2006. Gains on loan sales showed a healthy 27.6%, or $58,000 increase over the prior year, offsetting the decreased deposit fees. This was a result of the transition of the mortgage team and the success of their efforts. The remaining items of non-interest income were relatively flat year over year.

        Non-Interest Expense. Non-interest expense consists of monthly operating expenses and for the year ended December 31, 2006, was $6.4 million compared with $5.8 million for the year ended December 31, 2005, an increase of $600,000, or 10.3%. The main component of non-interest expense is salaries and benefits which totaled $3.3 million for 2006 and $2.9 million for 2005 an increase of $325,000, or 11.0%. Approximately 81% of this variance is related to HVSB being open and staffed for a full year. The remainder of the variance is due to regular salary increases to staffs at CFC and CSB. Another significant component of operating expense is occupancy expense which increased $229,000, or 27.0%, to $1.1 million in 2006 from $849,000 in 2005. This increase is primarily due to HVSB having a full year of occupancy expenses, expenses related to the purchase and operation of the holding company building purchased in the current year and expense incurred to terminate a maintenance contract on software that is no longer being used. The negative variance in outside processing and supplies relates to HVSB having a full year of operation, and the decrease in state taxes is the result of decreased income.

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

        Also during 2006, we obtained a line of credit with a third party financial institution secured by our interest in the consolidated subsidiaries in the amount of $3 million. This line of credit is to be used for general corporate purposes and has no specific use identified at this time. As of December 31, 2006, there was no outstanding balance on this line of credit.

        Our cash and equivalents increased $5.2 million, from $8.1 million at December 31, 2005 to $13.3 million at December 31, 2006. The primary sources of this increase in cash were $19.9 million from increased deposits, $5.0 million in advances from the Federal Home Loan Bank, $5.1 million of proceeds from sales of securities (net of purchases) and cash flow from operations of $2.8 million. The primary uses of funds were increased loan balances of $25.8 million and $1.2 million of fixed asset purchases.

        We believe that our current capital will provide us with adequate capital to support our expected level of deposit and loan growth and to otherwise meet its capital requirements for the next year.

Capital Resources at December 31, 2006 (in thousands)

	Tier 1 Leverage Ratio	Tier 1 Capital Ratio	Total Risk-Based Capital Ratio

Minimum regulatory requirement for
Capital adequacy	4.00%	4.00%	8.00%
Well capitalized regulatory level	5.00%	6.00%	10.00%
CSB	7.44%	8.80%	10.05%
HVSB	34.22%	44.88%	45.69%
Consolidated	9.26%	11.02%	12.28%

Capital Resources at December 31, 2005 (in thousands)

	Tier 1 Leverage Ratio	Tier 1 Capital Ratio	Total Risk-Based Capital Ratio

Minimum regulatory requirement for
Capital adequacy	4.00%	4.00%	8.00%
Well capitalized regulatory level	5.00%	6.00%	10.00%
CSB	7.62%	9.74%	10.99%
HVSB	62.43%	144.37%	144.97%
Consolidated	12.58%	13.50%	14.82%

The following table shows the dollar amounts by which our capital (on a consolidated basis) exceeds current regulatory requirements on a dollar-enumerated basis:

	Tier 1 Leverage	Tier 1 Capital	Total Risk-Based Capital

	(in thousands of dollars)

Clarkston State Bank
Capital balances at December 31, 2006
Required regulatory capital	$7,464	$6,311	$12,622
Capital in excess of regulatory minimums	6,414	7,567	3,236

Actual capital balances	$13,878	$13,878	$15,858

Huron Valley State Bank
Capital balances at December 31, 2006
Required regulatory capital	$848	$647	$1,293
Capital in excess of regulatory minimums	6,408	6,609	6,094

Actual capital balances	$7,256	$7,256	$7,387

Consolidated
Capital balances at December 31, 2006
Required regulatory capital	$8,354	$7,015	$14,030
Capital in excess of regulatory minimums	10,981	12,320	7,504

Actual capital balances	$19,335	$19,335	$21,534

The liquidity of a financial institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits and to take advantage of interest rate market opportunities. Our sources of liquidity include our borrowing capacity with the Federal Home Loan Bank, loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents and various capital resources. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds. We believe our liquidity position is sufficient to meet these needs

Report of Independent Registered Public Accounting Firm

To the Board of Directors and StockholdersClarkston
Financial Corporation

We have audited the accompanying consolidated balance sheet of Clarkston Financial Corporation as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each year in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarkston Financial Corporation as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
March 15, 2007

Clarkston Financial Corporation

Consolidated Balance Sheet
(000s omitted)

	December 31

	2006	2005

Assets

Cash and cash equivalents:
Cash and due from banks	$5,848	$3,305
Federal funds sold	7,472	4,785

Total cash and cash equivalents	13,320	8,090

Securities - Available for sale (Note 2)	43,864	48,982

Loans held for sale	120	314

Loans (Note 3)	157,715	133,230
Allowance for possible loan losses (Note 4)	(2,750)	(1,930)

Net loans	154,965	131,614

Banking premises and equipment (Note 5)	4,730	3,911
Accrued interest receivable and other assets	3,379	2,979

Total assets	$220,378	$195,576

Liabilities and Stockholders' Equity
Liabilities
Deposits
Noninterest-bearing demand deposits	$23,922	$24,391
Interest-bearing (Note 6)	158,119	137,699

Total deposits	182,041	162,090

Federal Home Loan Bank advances (Note 7)	15,200	10,200
Junior subordinated debentures (Note 15)	4,000	4,000
Accrued interest payable and other liabilities	1,176	735

Total liabilities	202,417	177,025

Minority interest in consolidated subsidiary	3,195	3,420

Stockholders' Equity
Common stock - No par value:
Authorized - 10,000,000 shares
Issued and outstanding - 1,262,279 and 1,245,722 shares
at December 31, 2006 and 2005, respectively	6,245	6,163
Paid-in capital	6,245	6,163
Restricted stock--Unearned compensation	(38)	(85)
Retained earnings	2,898	3,610
Accumulated other comprehensive loss	(584)	(720)

Total stockholders' equity	14,766	15,131

Total liabilities and stockholders' equity	$220,378	$195,576

See notes to Consolidated Financial Statements

Clarkston Financial Corporation

Consolidated Statement of Income
(000s omitted, except per share data)

	Year Ended December 31

	2006	2005	2004

Interest Income
Interest and fees on loans	$10,882	$9,090	$6,381
Interest on investment securities:
Taxable securities	1,750	1,303	1,008
Tax-exempt securities	339	329	692
Interest on federal funds sold	395	199	85

Total interest income	13,366	10,921	8,166

Interest Expense
Deposits	5,935	4,202	2,675
Borrowings	917	636	321

Total interest expense	6,852	4,838	2,996

Net Interest Income	6,514	6,083	5,170

Provision for Possible Loan Losses (Note 4)	2,360	1,367	330

Net Interest Income - after provision for possible loan losses	4,154	4,716	4,840

Other Operating Income (Loss)
Service fees on loan and deposit accounts	692	744	637
Gain/(loss) on sale of securities (Note 2)	(21)	1	(26)
Gain on sale of mortgage loans	268	210	161
Other	(2)	(16)	12

Total other operating income	937	939	784

Other Operating Expenses
Salaries and employee benefits (Note 12)	3,272	2,947	1,908
Occupancy (Note 10)	1,078	858	517
Advertising	261	277	153
Outside processing	446	371	368
Professional fees	540	467	293
Supplies	133	109	93
Other	712	809	637

Total other operating expenses	6,442	5,838	3,969

Income (Loss) - Before income taxes and minority interest	(1,351)	(183)	1,655

Income Tax Expense (Benefit) (Note 8)	(402)	(19)	378

Income (Loss) - Before minority interest	(949)	(164)	1,277

Minority Interest	(237)	(140)	--

Net Income (Loss)	$(712)	$(24)	$1,277

Income (Loss) per Share of Common Stock (Note 1)
Basic	$(0.57)	$(0.02)	$1.23
Fully diluted	$(0.57)	$(0.02)	$1.20

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

Consolidated Statement of Changes in Stockholders’ Equity
(000s omitted, except per share data)

	Common Stock	Paid-in Capital	Restricted Stock - Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity

Balance - January 1, 2004	$4,376	$4,376	$(29)	$2,357	$152	$11,232

Issuance of stock	25	25	--	--	--	50
Issuance of restricted stock	43	43	(86)	--	--	--
Recognition of compensation
For restricted stock award	--	--	35	--	--	35
Comprehensive income:
Net income	--	--	--	1,277	--	1,277
Change in unrealized loss on
securities available for sale
- Net of tax effect of $(202)	--	--	--	--	(393)	(393)

Net comprehensive income
						884

Balance - December 31, 2004	4,444	4,444	(80)	3,634	(241)	12,201

Issuance of stock	1,691	1,691	--	--	--	3,382
Issuance of restricted stock	28	28	(56)	--	--	--
Recognition of compensation
for restricted stock award	--	--	51	--	--	51
Comprehensive income:
Net loss	--	--	--	(24)	--	(24)
Change in unrealized gain on
securities available for sale
- Net of tax effect of $(247)	--	--	--	--	(479)	(479)

Net comprehensive loss						(503)

Balance - December 31, 2005	$6,163	$6,163	$(85)	$3,610	$(720)	$15,131

Issuance of stock	82	82	--	--	--	164
Recognition of compensation
for restricted stock award	--	--	47	--	--	47
Comprehensive income:
Net loss	--	--	--	(712)	--	(712)
Change in unrealized gain on
securities available for sale
- Net of tax effect of $92	--	--	--	--	136	136

Net comprehensive loss						(576)

Balance - December 31, 2006	$6,245	$6,245	$(38)	$2,898	$(584)	$14,766

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

Consolidated Statement of Cash Flows
(000s omitted)

	Year Ended December 31

	2006	2005	2004

Cash Flows from Operating Activities
Net income (loss)	$(712)	$(24)	$1,277
Adjustments to reconcile net income (loss) to net cash
from operating activities:
Depreciation and amortization	383	306	167
Provision for loan losses	2,360	1,367	330
Amortization (accretion) of securities	163	240	327
Recognition of compensation for restricted stock award	47	51	35
Deferred taxes	(34)	(220)	42
Gain on sale of available-for-sale securities	(5)	(9)	(157)
Loss on sale of available-for-sale securities	26	10	182
(Increase) decrease in interest receivable and other assets	(47)	(683)	(436)
Increase (decrease) in interest payable and other
liabilities	441	(219)	970

Net cash provided by operating activities	2,622	819	2,737

Cash Flows from Investing Activities
Purchase of securities available for sale	(3,214)	(18,545)	(34,090)
Proceeds from sale of available-for-sale securities	8,354	12,980	37,823
Premises and equipment expenditures	(1,202)	(1,822)	(1,135)
Resources provided for (used by) minority interest	(225)	3,420	--
Net increase in loans	(26,220)	(22,075)	(28,275)

Net cash used in investing activities	(22,507)	(26,042)	(25,677)

Cash flows from Financing Activities
Net (decrease) increase in time deposits	29,705	16,640	7,233
Net increase in other deposits	(9,754)	11,426	(610)
Advances from Federal Home Loan Bank	8,000	12,000	12,200
Repayments of Federal Home Loan Bank Advances	(3,000)	(14,000)	--
Issuance of common stock	164	3,382	50

Net cash provided by financing activities	25,115	29,448	18,873

Net Increase (Decrease) in Cash and Cash Equivalents	5,230	4,225	(4,067)

Cash and Cash Equivalents - Beginning of year	8,090	3,865	7,932

Cash and Cash Equivalents - End of year	$13,320	$8,090	$3,865

Supplemental Cash Flow Information - Cash paid for
Interest	$6,416	$4,735	$3,032
Taxes	0	326	544

See Notes to Consolidated Financial Statements

Clarkston Financial Corporation

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

The Corporation also owns all of the common stock of Clarkston Capital Trust I. This is a grantor trust that issued trust preferred securities and is not consolidated with the Corporation per FASB Interpretation No. 46.

        Use of Estimates — In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the calculation of the deferred tax asset.

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

        Federal Reserve Requirement — At December 31, 2006 and 2005 required reserves at the Federal Reserve Bank of Chicago totaled $544,000 and $596,000, respectively. These reserves do not earn interest.

Clarkston Financial Corporation

Note 1 — Summary of Significant Accounting Policies (continued)

        Securities — Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. There were no securities classified as held to maturity at December 31, 2006 and 2005.

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

        Loans — The Corporation grants mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on all loans, with the exception of commercial loans, is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Commercial loans are monitored after the loan is 90 days delinquent. Upon analysis of the circumstances of the borrower, a decision is made by the Senior Lender, the special loans asset team and the loan committee whether or not the loan should be placed on nonperforming status. In all cases, nonperforming loans are charged off at an earlier date if collection of principal or interest is considered doubtful.

        Loans held for sale — The Corporation routinely sells to investors its originated long-term residential fixed-rate mortgage loans. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

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

Clarkston Financial Corporation

Note 1 — Summary of Significant Accounting Policies (continued)

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

        Stock Compensation Plans — Under the Corporation’s stock-based incentive plans, the Corporation may grant restricted stock awards or options to its directors, officers, and employees for up to 110,000 shares of common stock. Prior to January 1, 2006, the Corporation accounted for stock awards and options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Corporation adopted the fair value recognition provisions of Statement of Financial Standards (SFAS) No. 123 (R), Share Based Payment effective January 1, 2006 using the modified-prospective transition method. SFAS No. 123(R), Share Based Payment, established a fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. The Corporation recognizes compensation expense related to restricted stock awards over the period the services are performed. No options were granted during 2006. The Corporation determined that implementation of SFAS No. 123(R) did not have a material impact on the financial results of the Corporation.

The Corporation has provided below pro forma disclosures of net income and earnings per share for the years ended December 31, 2005 and December 31, 2004, as if the Corporation had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share data):

	2005	2004

As reported net income (loss) available to common
stockholders	$(24)	$1,277

Less stock-based compensation expense
determined under fair value method -	64	16
Net of tax

Pro forma net income (loss)	$(88)	$1,261

As reported earnings per share	$(0.02)	$1.23
Pro forma earnings per share	(0.08)	1.22
As reported earnings per diluted share	(0.02)	1.20
Pro forma earnings per diluted share	(0.08)	1.19

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

Earnings per share have been computed based on the following (000s omitted):

	2006	2005	2004

Net income (loss) available to common stockholders	$(712)	$(24)	$1,277

Average number of common shares
outstanding	1,247	1,131	1,036
Effect of dilutive options	--	--	27

Average number of common shares
outstanding used to calculate diluted
earnings per common share	1,247	1,131	1,063

Stock options not used in computing
diluted earnings per share because
they were antidilutive	--	--	--

As of December 31, 2006 and 2005, 13 and 25 shares were not included in the diluted earnings per share calculation because they are considered to be anti-dilutive due to the Corporation’s net loss.

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

The components of other comprehensive income and related tax effects are as follows: (000s omitted):

	2006	2005	2004

Unrealized holding gains/ (losses) on securities
available for sale	$185	$(727)	$(621)
Reclassification adjustment for gains/ (losses)
realized in income	(21)	(1)	(26)

Net unrealized gains (losses)	206	(726)	(595)

Tax effect	70	(247)	(202)

Net of tax amount	$136	$(479)	$(393)

Clarkston Financial Corporation

Note 1 — Summary of Significant Accounting Policies (continued)

        401(k)        Plan — The Corporation has a 401(k) Plan for which all eligible employees can participate. Eligible employees may defer a portion of their salary. The Corporation made matching contributions up to 5 percent of the employee’s contribution. The Corporation’s contribution to the Plan was $20,000, $16,000 and $9,100 for the years ended December 31, 2006, 2005, and 2004, respectively.

        Recent Accounting Pronouncements — In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 was effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on financial condition, results of operations, or liquidity.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS No. 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. While SFAS No. 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation has not determined the impact of adopting SFAS No. 157 on its financial statements.

Clarkston Financial Corporation

Note 1 — Summary of Significant Accounting Policies (continued)

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Corporation is currently evaluating the impact of adopting FIN 48 on its financial statements.

        Advertising costs – Advertising costs are expensed as incurred.

        Reclassification — Certain amounts in prior period’s financial statements have been reclassified to conform to the current period’s presentation.

Clarkston Financial Corporation

Note 2 – Securities

        The amortized cost and estimated market value of securities are as follows at December 31, 2006 and 2005 (000s omitted):

	2006

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Market Value

Available-for-sale securities
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$7,353	$8	$40	$7,321
Mortgage-backed securities	25,496	5	561	24,940
Collateralized mortgage obligations	2,977	--	85	2,892
Obligations of state and political subdivisions	8,899	3	191	8,711

Total	$44,725	$16	$877	$43,864

	2005

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Market Value

Available-for-sale securities:
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$7,842	$--	$61	$7,781
Mortgage-backed securities	28,044	3	663	27,384
Collateralized mortgage obligations	3,508	--	110	3,398
Obligations of state and political subdivisions	10,677	--	258	10,419

Total	$50,071	$3	$1,092	$48,982

        Securities having an amortized cost of $16,518,000 and $14,999,000 (market value of $16,312,000 and $14,533,000) were pledged at December 31, 2006, and 2005, respectively, to secure public deposits, repurchase agreements, FHLB Advances and for other purposes required by law.

Clarkston Financial Corporation

Note 2 – Securities (continued)

The amortized cost and estimated market value of available-for-sale securities at December 31, 2006 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties (000s omitted):

	Available for Sale

	Amortized Cost	Estimated Market Value

Due on one year or less	$1,989	$1,978
Due in one year through five years	4,842	4,761
Due after five years through ten years	9,171	9,048
Due after ten years	250	245

Total	16,252	16,032
Mortgage-backed securities and collateralized mortgage obligations	28,473	27,832

Total	$44,725	$43,864

        Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	2006

	Less than 12 Months		Over 12 Months

	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value

Available-for-sale securities:
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$(25)	$3,765	$(36	$3,940
Mortgage-backed securiites	(9)	857	(531)	20,371
Collateralized mortgage obligations	--	--	(85)	3,446
Obligations of state and political subdivisions	--	--	(191)	8,483

Total	$(34)	$4,622	$(843)	$36,240

	2005

	Less than 12 Months		Over 12 Months

	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value

Available-for-sale securities:
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$(47)	$5,834	$(14)	$991
Mortgage-backed securiites	(120)	7,881	(543)	16,878
Collateralized mortgage obligations	(38)	2,162	(72)	1,820
Obligations of state and political subdivisions	(25)	2,071	(233)	8,347

Total	$(230)	$17,948	$(862)	$28,036

Clarkston Financial Corporation

Note 2 – Securities (continued)

        Included in the tables above, at December 31, 2006, the Corporation had 65 securities in an unrealized loss position greater than 12 months, and 7 securities in an unrealized loss position less than 12 months. These unrealized losses are primarily attributable to changes in interest rates and management does not believe any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment. All but one of the securities had unrealized losses which were 5% or less of their respective amortized cost basis. This individual mortgage backed security’s large unrealized loss is caused primarily by the interest rate environment. It was purchased in March 2004, which was close to the bottom of the interest rate cycle when the rate on the 10 year treasury bond was 70 basis points below the December 31, 2006 rate. The Corporation has both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the amortized costs.

        For the years ended December 31, 2006, 2005 and 2004 gross realized gains on sales of securities were $5,000, $9,000 and $157,000, respectively. Gross realized losses amounted to $26,000, $10,000 and $182,000, respectively. The tax benefit (provision) related to these gains/losses was $7,000, $0 and $9,000, respectively.

Note 3 – Loans

        Major categories of loans included in the portfolio at December 31, 2006 and 2005 are as follows (000s omitted):

	2006	2005

Commercial loans	$23,917	$24,316
Mortgage loans
Commercial	91,007	62,776
Residential	19,331	14,976
Construction	21,206	28,764
Consumer	2,254	2,398

Total	$157,715	$133,230

        Certain directors of the Corporation and the Banks, including their associates, were loan customers of the subsidiary banks. Such loans were made in the ordinary course of business and do not involve more than a normal risk of collectibility. The outstanding loan balance for these persons at December 31, 2006 and 2005 totaled $6,900,000 and $4,577,000, respectively. Advances on related party loans totaled $3,725,000 and $1,549,000, and repayments on related party loans totaled $1,402,000 and $622,000 in 2006 and 2005, respectively. The total unused commitments for these loans totaled $1,012,000 and $358,000 at December 31, 2006 and 2005, respectively.

Clarkston Financial Corporation

Note 3 – Loans (continued)

        Loan maturities and rate sensitivity of the loan portfolio at December 31, 2006 are as follows (000s omitted):

	Within One Year	One to Five Years	After Five Years	Total

Commercial loans	$16,053	$7,063	$801	$23,917
Mortgage loans
Commercial	22,501	65,238	3,268	91,007
Residential	13,082	4,139	2,110	19,331
Construction	18,728	2,478	--	21,206
Consumer	847	1,151	256	2,254

Total	$71,211	$80,069	$6,435	$157,715

Loans at fixed interest rates	$14,962	$77,142	$5,672	$97,776
Loans at variable interest rates	56,249	2,927	763	59,939

Total	$71,211	$86,090	$6,435	$157,715

Note 4 — Allowance for Possible Loan Losses

        A summary of the activity in the allowance for possible loan losses (ALL) is as follows (000s omitted):

	2006	2005	2004

Balance - Beginning of year	$1,930	$1,280	$1,092

Provision charged to operations	2,360	1,367	330
Loan losses	(1,890)	(720)	(254)
Loan loss recoveries	350	3	112

Balance - End of year	$2,750	$1,930	$1,280

As a percent of total loans	1.74%	1.45%	1.14%

Clarkston Financial Corporation

Note 4 — Allowance for Possible Loan Losses

The Banks consider all nonaccrual and reduced-rate loans (with the exception of residential mortgages and consumer loans) to be impaired. The table below summarizes the impaired loan portfolios.

(000's omitted)	2006	2005	2004

Total Impaired Loans	$2,897	$832	$--

Impaired loans with a specific reserve allocation	1,657	832	--
Specific reserve allocated to impaired loans	669	652	--

Impaired loans with no specific reserve	1,293	--	--

Average investment in impaired loans	1,485	462	--

Interest income recognized on impaired loans	--	--	--
Cash-basis interest income recognized on impaired loans

No additional funds are committed to be advanced in connection with impaired loans.

Non-performing loans at December 31, 2006 and 2005 were as follows (000‘s omitted):

	2006	2005

Loans past due over 90 days and still
accruing interest	$855	$1,413
Non-accrual loans	2,431	1,071

Total	$3,286	$2,484

Non-performing loans consist of smaller balance homogeneous loans that are evaluated collectively for impairment and individually classified impaired loans.

Clarkston Financial Corporation

Note 5 — Premises and Equipment

        The following is a summary of the cost and accumulated depreciation of premises and equipment for the years ended December 31, 2006 and 2005 (000s omitted):

	2006	2005

Building	$3,008	$1,944
Building improvements	321	321
Land	1,133	1,133
Land improvements	62	62
Furniture and equipment	1,532	1,396

Total premises and equipment	6,056	4,856

Less accumulated depreciation	1,326	945

Net carrying amount	$4,730	$3,911

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 amounted to $383,000, $306,000 and $167,000, respectively.

Note 6 — Deposits

        The following is a summary of interest-bearing deposit accounts at December 31, 2006 and 2005 (000s omitted):

	2006	2005

Interest checking	$5,418	$5,981
Savings	4,183	4,730
Money market	52,004	60,179
Time:
$100,000 and over	51,961	37,668
Under $100,000	44,553	29,141

Total interest-bearing deposits	$158,119	$137,699

        The remaining maturities of certificates of deposit outstanding at December 31, 2006 are as follows (000s omitted):

	Under $100,000	$100,000 and Over

2007	$39,078	$46,867
2008	3,298	3,202
2009	1,322	920
2010	524	855
2011 and after	332	116

Total	$44,553	$51,961

Clarkston Financial Corporation

Note 7 – Federal Home Loan Bank Advances

        The Corporation has various term advances from the Federal Home Loan Bank of Indianapolis (“FHLB”) with fixed and variable interest rates ranging from 3.75% to 5.58% at December 31, 2006 and from 3.75% to 4.86% at December 31, 2005. The weighted average interest rate at December 31, 2006 is 4.92%. Maturity dates range from April 2007 to October 2010. The weighted average remaining maturity at December 31, 2006 is 483 days, or April 27, 2008. Advances from the FHLB are collateralized by qualifying investment securities with estimated market values of $16,300,000 and $12,210,000 at December 31, 2006 and 2005. The advances are due in full at maturity and the fixed rate advances are subject to a prepayment penalty if repaid prior to maturity.

        Maturities over the next five years are as follows (000‘s omitted):

2007	$10,000
2008	--
2009	3,200
2010	2,000

Total	$15,200

Note 8 — Income Taxes

        The Corporation and Clarkston State Bank file a consolidated income tax return. As Huron Valley State Bank is not 80% owned by Clarkston Financial Corporation, they are required to file their own income tax return. The following is a summary of the provision for income taxes for the years ended December 31, 2006, 2005 and 2004.

        Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2005	2005	2004

Current (benefit) expense	$(363)	$201	$336
Deferred (benefit) expense	--(39)	(220)	42

Total income tax expense (benefit)	$(402)	$(19)	$378

Clarkston Financial Corporation

Note 8 — Income Taxes (continued)

The difference between reported federal income tax expense and the amount computed by applying statutory tax rates to income before income taxes is as follows:

	2006	2005	2004

Amount computed at statutory rates	$(459)	$(62)	$563
Increase (decrease) resulting from:
Tax-exempt interest	(338)	(94)	(208)
Loss from non-wholly owned
subsidiary	291	106	--
Other	104	31	23

Reported tax expense (benefit)	$(402)	$(19)	$378

The temporary differences that comprise deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows (000s omitted):

	2006	2005

Deferred tax assets:
Bad debts	$673	$532
Accrued compensation	13	23
Charitable contributions	6	--
Unrealized loss on securities available for sale	277	371
Organization and preopening costs	59	65

Total deferred tax assets	1,028	991

Deferred tax liabilities:
Depreciation	$(114)	$(122)
FHLB stock dividend	(8)	(9)
Accretion on investment securities	(16)	(9)

Total deferred tax liabilities	(138)	(40)

Net deferred tax asset	$890	$851

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

Clarkston Financial Corporation

Note 9 — Off-balance-sheet Activities (continued)

        The Corporation’s exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

        At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount

	2006	2005

Commitments to grant loans	$11,933	$6,902
Unfunded commitments under lines of credit	25,238	18,649
Commercial and standby letters of credit	108	169

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

Note 10 — Related Parties and Commitments

        The Corporation and the Banks lease certain office and branch premises under operating lease agreements. Various facilities are leased from an entity owned by the chairman of the Board of Directors of the Corporation and CSB. In addition, the Corporation is party to service contracts for computer processing. Total expense for operating leases and service contracts was as follows for the preceding 3 years ending (000‘s omitted):

		Rent Expense

Year Ended	Service Contracts	Related Parties	Unrelated Parties

December 31, 2004	$114	$41	$143
December 31, 2005	119	139	133
December 31, 2006	134	108	134

        Rent commitments under non-cancelable operating leases and service contracts are as follows, before considering renewal options that generally are present (000‘s omitted):

		Lease Commitments

	Service Contracts	Related Parties	Unrelated Parties

2007	$134	$41	$105
2008	134	41	84
2009	89	28	63
2010	--	--	63
2011	--	--	63
Thereafter	--	--	1,323

	$356	$110	$1,638

Clarkston Financial Corporation

Note 11 — Restriction on Dividends, Loans, and Advances

        Banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Banks. However, dividends paid by the Banks would be prohibited if the effect thereof would cause the Banks’ capital to be reduced below applicable minimum standards. Loans or advances made by the Banks to the Corporation are generally limited to 10 percent of the Banks’ capital stock and surplus. The table below outlines these restrictions as of December 31, 2006:

	CSB	HVSB

Amount available for payment of dividends	$1,880	$--
Restricted portion of Holding Company's investment	11,468	4,013
Amount available to lend to Holding Company	1,649	739

Note 12 — Stock-based Compensation

        The Corporation has stock-based compensation plans which are described below. Under both plans, there is a minimum vesting period of between one to three years before options may be exercised, and all options expire 10 years after the date of their grant. Certain options (contingent options) under both plans vest on an accelerated basis upon the achievement of various future financial and operational goals. All such options vest 9.5 years after the date of grant regardless of achievement of future goals. Under both plans, the exercise price of each option equals the market price of the Corporation’s common stock on the date of grant.

        Under the employees’ stock compensation plan (“Employee Plan”), the Corporation may grant options and other awards to key employees for up to 27,500 shares of common stock, of which 15,403 shares of common stock are available for grant. Restricted stock has been the primary vehicle under the Employee Plan, as over 80% of the grants have been in that form, and no options have been issued under this plan since 2000.

        Under the 1998 Founding Directors Stock Option Plan (“Director Plan”) the Corporation may grant options and other awards to directors for up to 82,500 shares of common stock, of which 7,920 shares of common stock are available for grant. No options have been granted under this plan since the grants to the founding directors of the Corporation. The directors are compensated for meeting attendance with stock awards from this plan. During 2006 and 2005, directors were awarded 2,660 and 3,970 shares from this plan. The total expense recognized for these awards was $39,400 and $67,000 during 2006 and 2005.

Clarkston Financial Corporation

Note 12 — Stock-based Compensation (continued)

The following table summarizes stock option transactions for the plans and the related average exercise prices for the years ended December 31, 2006, 2005 and 2004:

	2006			2005		2004

	Number of Shares	Weighted Average Exercise Price	Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options Outstanding - Beginning
Of year	49,536	$9.09		49,536	$9.09	49,536	$9.09
Options granted - Employee plan	--	--		--	--	--	--
Options exercised	(14,014)	--		--	--	--	--
Options expired	--	--		--	--	--	--

Options Outstanding - End of year	35,522	$9.09	$165,533	49,536	$9.09	49,536	$9.09

        The following table shows summary information about fixed stock options outstanding at December 31, 2005:

	Stock Options Outstanding				Stock Options Exercisable

	Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price

Contingent	$9.09	16,040	1.9 Years	$9.09	16,040	$9.09
Noncontingent	9.09	19,482	1.9 Years	9.09	19,482	9.09

The aggregate intrinsic value of outstanding options shown in the table above represents the total pretax intrinsic value (i.e., the difference between the Corporation’s closing stock price of $13.75 on December 31, 2006 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Corporation’s stock.

The total intrinsic value of stock options exercised was approximately $64,000 for the year ended December 31, 2006. No options were exercised during 2005 or 2004.

The following table summarizes the activity of restricted stock awards for the years ended December 31,:

	2006	2005	2004

Available for Grant - Beginning of year	$15,153	$17,220	$21,465

Granted	-	(3,250)	(4,300)
Forfeited	(250)	1,183	55

Available for Grant - End of year	$15,403	$15,153	$17,220

Clarkston Financial Corporation

Note 12 — Stock-based Compensation (continued)

The total compensation cost charged to income under these plans was $47,000 and $51,000 for 2006 and 2005, respectively. The total income tax benefit recognized in the income statement related to stock-based compensation was $16,000 and $17,000 for 2006 and 2005, respectively.

Restricted stock awarded is subject to restrictions on sale, transfer, or assignment for the duration of the employee’s life. Holders of restricted stock generally may forfeit ownership of all or a portion of their award if employment is terminated before the end of the vesting period. The units are not performance related and generally vest 33 percent annually on each anniversary date of the respective grant dates. Units are forfeited if the grantee terminates employment prior to vesting.

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

Clarkston Financial Corporation

Note 13 — Fair Value of Financial Instruments (continued)

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

        The estimated fair values and related carrying or notional amounts of the Corporation’s financial instruments are as follows (000s omitted):

	2006		2005

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Assets
Cash and cash equivalents	$13,320	$13,320	$8,090	$8,090
Securities	43,864	43,864	48,982	48,982
Loans	154,965	153,250	131,614	130,334
Accrued interest receivable	1,032	1,032	893	893

Liabilities
Noninterest-bearing deposits	23,922	23,922	23,633	23,633
Interest-bearing deposits	158,119	158,270	137,699	134,289
Accrued interest payable	811	811	374	374
FHLB advances	15,200	15,002	10,200	10,038
Junior subordinated debentures	4,000	4,000	4,000	4,000

Clarkston Financial Corporation

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

        The prompt corrective action regulations provide five classifications, well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Banks and the Corporation were well-capitalized as of December 31, 2006 and 2005.

        The Banks’ actual capital amounts and ratios as of December 31, 2006 and 2005 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized

	Amount	Ratio (Percent)	Amount	Ratio (Percent)	Amount	Ratio (Percent)

As of December 31, 2006:
Total risk-based capital
(to risk-weighted assets)
CSB	$15,858	10.05	$12,622	8.00	$15,778	10.00
HVSB	7,387	45.69	1,293	8.00	1,617	10.00
Tier I Capital
(to risk weighted assets)
CSB	$13,878	8.80	$6,311	4.00	$9,467	6.00
HVSB	7,256	44.88	647	4.00	970	6.00
Tier I Capital
(to average assets)
CSB	$13,878	7.44	$7,464	4.00	$9,329	5.00
HVSB	7,256	34.22	848	4.00	1,060	5.00

Clarkston Financial Corporation

Note 14 — Minimum Regulatory Capital Requirements (continued)

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized

	Amount	Ratio (Percent)	Amount	Ratio (Percent)	Amount	Ratio (Percent)

As of December 31, 2005:
Total risk-based capital
(to risk-weighted assets)
CSB	$15,516	10.99	$11,291	8.00	$14,113	10.00
HVSB	7,803	144.97	431	8.00	538	10.00
Tier I Capital
(to risk weighted assets)
CSB	$13,753	9.74	$5,645	4.00	$8,468	6.00
HVSB	7,771	144.37	215	4.00	323	6.00
Tier I Capital
(to average assets)
CSB	$13,753	7.62	$7,221	4.00	$9,027	5.00
HVSB	7,771	62.43	498	4.00	622	5.00

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

Note 16 – Other Debt Facilities

        The Corporation has a line of credit secured by its interest in the consolidated subsidiaries in the amount of $3 million. This line is to be used for general corporate purposes and has no specific use identified at this time. This note bears interest at Wall Street Journal Prime, currently 8.25%. As of December 31, 2006, there was no outstanding balance on this line.

Clarkston Financial Corporation

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

        The condensed balance sheet as of December 31, 2006 and 2005 (with 000s omitted) is as follows:

	2006	2005

Assets
Cash on deposit with subsidiary Banks	$96	$1,044
Securities - Available for sale	198	265
Premises and equipment	1,252	148
Investment in the Banks	20,556	20,825
Investment in Capital Trust I	24	24
Accrued interest receivable and other	614	340

Total assets	$22,740	$22,646

Liabilities
Accounts payable	$33	$71
Intercompany debt	722	--
Notes payable	4,024	4,024

Total liabilities	4,779	4,095

Minority interest in consolidated subsidiary	3,195	3,420

Stockholders' Equity	14,766	15,131

Total liabilities and stockholders' equity	$22,740	$22,646

Clarkston Financial Corporation

Note 17 — Parent-only Condensed Financial Information (continued)

The condensed statement of income for the years ended December 31, 2006, and 2005, and 2004 (000s omitted) is as follows:

	2006	2005	2004

Operating Income -
Dividends received from bank subsidiaries	$--	$--	$--
Intercompany fees	1,092	952	--
Interest Income	16	29	64
Other Income	25	--	13

Total Operating Income	1,133	981	77
Operating Expenses
Interest expense	381	255	177
Salaries and benefits	800	603	--
Professional fees	231	293	134
Other expense	445	191	35

Operating Expenses	1,857	1,342	346

Loss - Before income taxes and equity in undistributed
income of subsidiaries	(724)	(361)	(269)
Income Tax Benefit	248	141	90

Loss - Before equity in undistributed income
of subsidiaries	(476)	(220)	(179)
Equity in Undistributed Income ( loss) of Subsidiaries	(236)	196	1,456

Net Income	$(712)	$(24)	$1,277

Clarkston Financial Corporation

Note 17 — Parent-only Condensed Financial Information (continued)

        The condensed statement of cash flows for the years ended December 31, 2006, 2005 and 2004 (000s omitted) is as follows:

	2006	2005	2004

Cash Flows from Operating Activities
Net income	$(712)	$(24)	$1,277
Adjustments to reconcile net income to net cash
from operating activities
(Income)/loss from subsidiary	236	(196)	(1,456)
Depreciation and amortization	64	31	21
Loss on sale of available-for-sale securities	--	--	18
Recognition of restricted stock expense	18	21	--
Increase in interest receivable and other	(274)	(130)	(99)
Decrease (Increase) in receivable from subsidiary	--	--	--
Increase in accounts payable and other	(38)	70	--

Net cash used in operating activities	(706)	(228)	(239)

Cash Flows from Investing Activities
Investment in subsidiary	(27)	(4,524)	(849)
Proceeds from sale/paydown of available-for-sale securities	64	2,083	2,588
Purchase of available-for-sale securities	--	--	(2,992)
Premises and equipment expenditures	(1,165)	(165)	--

Net cash used in investing activities	(1,128)	(2,606)	(1,253)

Cash Flows from Financing Activities
Issuance of stock	164	3,382	50
Extension of credit from subsidiaries	750	--	--
Repayment of debt to subsidiaries	(28)	--	--

Net cash provided by financing activities	886	3,382	50

Net Increase (Decrease) in Cash and Cash Equivalents	(948)	548	(1,442)

Cash and Cash Equivalents - Beginning of year	1,044	496	1,938

Cash and Cash Equivalents - End of year	$96	$1,044	$496